SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021.
Commission File Number:
001-14856

ORIX Corporation
(Translation of Registrant’s Name into English)

World Trade Center Bldg.,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo, JAPAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.)
Form
20-F  ☒        Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.
This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 12, 2021, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2020 and December 31, 2020 and for the three and nine months ended December 31, 2019 and 2020.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 12, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi

Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO

ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION
Notes to Translation

1.
The following is an English translation of ORIX Corporation’s quarterly financial report (
shihanki houkokusho
) as filed with the Kanto Financial Bureau in Japan on February 12, 2021, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2020 and December 31, 2020 and for the three and nine months ended December 31, 2019 and 2020.

2.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form
20-F
filed with the U.S. Securities and Exchange Commission.
The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries
(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Fiscal year ended March 31, 2020
Total revenues	¥1,717,785	¥1,665,694	¥2,280,329
Income before income taxes	350,458	209,581	412,561
Net income attributable to ORIX Corporation shareholders	244,319	142,015	302,700
Comprehensive Income attributable to ORIX Corporation shareholders	227,756	129,493	245,509
ORIX Corporation shareholders’ equity	3,008,410	2,938,261	2,993,608
Total assets	12,842,958	13,324,491	13,067,528
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	190.99	114.27	237.38
Diluted (yen)	190.82	114.17	237.17
ORIX Corporation shareholders’ equity ratio (%)	23.4	22.1	22.9
Cash flows from operating activities	720,689	756,057	1,042,466
Cash flows from investing activities	(1,087,655)	(848,612)	(1,470,486)
Cash flows from financing activities	108,506	90,093	288,703
Cash, Cash Equivalents and Restricted Cash at end of Period	1,020,609	1,133,038	1,135,284

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
2.
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“FinancialInstruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted since April 1, 2020. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2019	Three months ended December 31, 2020
Total revenues	¥582,340	¥580,956
Net income attributable to ORIX Corporation shareholders	85,169	48,173
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	66.64	39.00

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
	2.	Credit Losses Standard has been adopted since April 1, 2020. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”
(2) Overview of Activities
During the nine months ended December 31, 2020, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors
Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form
20-F
for the fiscal year ended March 31, 2020 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company continues to closely monitor the effects of
COVID-19
on the business activities, financial condition and results of operations of the ORIX Group. The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of the factors mentioned above or other factors.

3.	Analysis of Financial Results and Condition
The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report
(shihanki houkokusho)
.

(1)	Qualitative Information Regarding Consolidated Financial Results
Financial Highlights
Financial Results for the Nine Months Ended December 31, 2020

Total revenues	¥1,665,694 million (Down 3% year on year)
Total expenses	¥1,471,991 million (Down 1% year on year)
Income before income taxes	¥209,581 million (Down 40% year on year)
Net income attributable to ORIX Corporation Shareholders	¥142,015 million (Down 42% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥114.27 (Down 40% year on year)
(Diluted)	¥114.17 (Down 40% year on year)
ROE (Annualized) *1	6.4% (11.0% during the same period in the previous fiscal year)
ROA (Annualized) *2	1.43% (2.60% during the same period in the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.
Total revenues for the nine months ended December 31, 2020 decreased 3% to ¥1,665,694 million compared to ¥1,717,785 million during the same period of the previous fiscal year due to decreases in services income, and operating leases revenues despite increases in life insurance premiums and related investment income, and sales of goods and real estate.
Total expenses decreased 1% to ¥1,471,991 million compared to ¥1,481,063 million during the same period of the previous fiscal year due to decreases in interest expense, and services expense despite an increase in life insurance costs.
In addition, equity in net income of affiliates decreased 96% to ¥2,077 million compared to ¥54,226 million and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased 84% to ¥9,436 million compared to ¥58,488 million during the same period of the previous fiscal year.
Due to the above results and the impact of
COVID-19,
income before income taxes for the nine months ended December 31, 2020 decreased 40% to ¥209,581 million compared to ¥350,458 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 42% to ¥142,015 million compared to ¥244,319 million during the same period of the previous fiscal year.

Segment Information
Our operating segments used by the chief operating decision maker to make decisions about resource allocations and assess performance are organized into 10 segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations and business areas. The 10 segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia. Since April 1, 2020, the reporting segments have been changed to the aforementioned segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.
Since April 1, 2020, the selling, general and administrative expenses that should be borne by ORIX Group as a whole, which were initially charged directly to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the nine months ended December 31, 2019 has been retrospectively restated.
Since April 1, 2020, Credit Losses Standard has been adopted, and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”
Total revenues and profits by segment for the nine months ended December 31, 2019 and 2020 are as follows:

	Millions of yen
	Nine months ended December 31, 2019		Nine months ended December 31, 2020		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥321,201	¥49,797	¥318,673	¥41,191	¥(2,528)	(1)	¥(8,606)	(17)
Real Estate	332,859	57,958	253,921	15,603	(78,938)	(24)	(42,355)	(73)
PE Investment and Concession	223,891	43,656	243,903	4,257	20,012	9	(39,399)	(90)
Environment and Energy	112,912	11,585	103,448	17,794	(9,464)	(8)	6,209	54
Insurance	293,296	43,577	359,208	50,663	65,912	22	7,086	16
Banking and Credit	62,830	29,441	63,071	36,959	241	0	7,518	26
Aircraft and Ships	46,392	33,294	22,569	3,116	(23,823)	(51)	(30,178)	(91)
ORIX USA	100,054	50,289	95,084	27,548	(4,970)	(5)	(22,741)	(45)
ORIX Europe	117,923	25,112	116,759	25,916	(1,164)	(1)	804	3
Asia and Australia	106,337	26,076	92,818	8,383	(13,519)	(13)	(17,693)	(68)

Total	1,717,695	370,785	1,669,454	231,430	(48,241)	(3)	(139,355)	(38)

Difference between Segment Total and Consolidated Amounts	90	(20,327)	(3,760)	(21,849)	(3,850)	—	(1,522)	—

Total Consolidated Amounts	¥1,717,785	¥350,458	¥1,665,694	¥209,581	¥(52,091)	(3)	¥(140,877)	(40)

Total assets by segment as of March 31, 2020 and December 31, 2020 are as follows:
	Millions of yen
	March 31, 2020		December 31, 2020		Change
	Segment Assets	Composition Ratio (%)	Segment Assets	Composition Ratio (%)	Amount	Percent (%)
Corporate Financial Services and Maintenance Leasing	¥1,789,693	14	¥1,690,586	13	¥(99,107)	(6)
Real Estate	821,194	6	834,678	6	13,484	2
PE Investment and Concession	322,522	2	398,970	3	76,448	24
Environment and Energy	478,796	4	479,280	4	484	0
Insurance	1,580,158	12	1,887,966	14	307,808	19
Banking and Credit	2,603,736	20	2,707,265	20	103,529	4
Aircraft and Ships	585,304	4	559,971	4	(25,333)	(4)
ORIX USA	1,374,027	11	1,235,854	9	(138,173)	(10)
ORIX Europe	317,847	2	337,172	3	19,325	6
Asia and Australia	1,010,268	8	1,017,211	8	6,943	1

Total	10,883,545	83	11,148,953	84	265,408	2

Difference between Segment Total and Consolidated Amounts	2,183,983	17	2,175,538	16	(8,445)	(0)

Total Consolidated Amounts	¥13,067,528	100	¥13,324,491	100	¥256,963	2

Segment information for the nine months ended December 31, 2020 is as follows:
Corporate Financial Services and Maintenance Leasing
:
Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
IT-related
equipment; Yayoi
In corporate financial services, we are engaged in leasing and lending businesses with a focus on profitability. We also focus on fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support in domestic regions. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are strengthening our engineering solution businesses by not only providing electronic measuring instruments and
IT-related
equipment leasing and lending, but also developing new services relating to robots and drones.
Segment revenues decreased 1% to ¥318,673 million compared to the same period of the previous fiscal year. This decrease was due to lower finance revenues resulting from a decrease in financial assets and lower sales of goods, despite an increase in services income from investees in our corporate financial services business and Yayoi Co., Ltd.
Due to the above-mentioned reasons as well as increases in costs of operating leases and services expense, and the absence of bargain purchase gains recorded in relation to companies acquired in our corporate financial services business during the nine months ended December 31, 2019, segment profits decreased 17% to ¥41,191 million compared to the same period of the previous fiscal year.
Segment assets decreased 6% to ¥1,690,586 million compared to the end of the previous fiscal year. This decrease was mainly due to decreases in net investment in leases, installment loans, and investment in operating leases.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥45,811	¥42,476	¥(3,335)	(7)
Gains on investment securities and dividends	1,537	913	(624)	(41)
Operating leases	183,084	183,660	576	0
Sales of goods and real estate	9,057	7,422	(1,635)	(18)
Services income	81,712	84,202	2,490	3

Total Segment Revenues	321,201	318,673	(2,528)	(1)

Segment Expenses:
Interest expense	4,760	4,254	(506)	(11)
Costs of operating leases	144,971	150,148	5,177	4
Costs of goods and real estate sold	5,422	4,670	(752)	(14)
Services expense	39,448	42,181	2,733	7
Selling, general and administrative expenses	64,938	64,124	(814)	(1)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	511	0	(511)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	811	811	—
Other	13,422	12,030	(1,392)	(10)

Total Segment Expenses	273,472	278,218	4,746	2

Segment Operating Income	47,729	40,455	(7,274)	(15)

Equity in Net income (Loss) of Affiliates, and others	2,068	736	(1,332)	(64)

Segment Profits	¥49,797	¥41,191	¥(8,606)	(17)

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥648,627	¥612,454	¥(36,173)	(6)
Installment loans	379,541	329,874	(49,667)	(13)
Investment in operating leases	572,492	561,323	(11,169)	(2)
Investment in securities	28,616	29,843	1,227	4
Property under facility operations	19,992	19,029	(963)	(5)
Inventories	736	661	(75)	(10)
Advances for finance lease and operating lease	293	436	143	49
Investment in affiliates	18,347	17,580	(767)	(4)
Advances for property under facility operations	760	760	0	—
Goodwill, intangible assets acquired in business combinations	120,289	118,626	(1,663)	(1)

Total Segment Assets	¥1,789,693	¥1,690,586	¥(99,107)	(6)

Real Estate
:
Real estate development, rental and management; facility operations; real estate asset management
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also building a revenue base that is less affected by volatility in the real estate market by expanding the scale of our asset management business, such as REIT and real estate investment advisory services. In addition, we aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns. We aim to enhance mutually complementary aspects of DAIKYO INCORPORATED and its subsidiaries (hereinafter, “DAIKYO”) with ORIX real estate businesses through integration, and to take advantage of our value chain of real estate development and rental, asset management, facility operations, residential management, office building management, construction contracting, and real estate brokerage, and to develop new businesses that make the most of our comprehensive strengths.
Our operating facilities have experienced temporary closure and low occupancy rates during the third consolidated period due to the impact of the
COVID-19
pandemic. Consequently, services income from our facility operations business decreased. Also, DAIKYO experienced a decrease in services income from real estate contract work due to the dissipation of increased last-minute demand before the consumption tax hike in Japan during the same period of the previous year, as well as a decrease in sales of real estate. In addition, there was a decrease in gains on sales of real estate under operating leases. As a result, segment revenues decreased 24% to ¥253,921 million compared to the same period of the previous fiscal year.
Due to the above-mentioned reasons as well as the absence of gains on the sale of a subsidiary which operates senior housings, which had been recorded during the nine months ended December 31, 2019, segment profits decreased 73% to ¥15,603 million compared to the same period of the previous fiscal year despite a decrease in services expense from our facility operations business.
Investment in operating leases decreased due to the sales of real estate under operating leases. However, this decrease was offset by increases in inventories and advances for finance lease and operating lease. As a result, segment assets increased 2% to ¥834,678 million compared to the end of the previous fiscal year.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥5,035	¥4,741	¥(294)	(6)
Operating leases	48,044	36,799	(11,245)	(23)
Sales of goods and real estate	67,775	55,335	(12,440)	(18)
Services income	211,859	156,778	(55,081)	(26)
Other	146	268	122	84

Total Segment Revenues	332,859	253,921	(78,938)	(24)

Segment Expenses:
Interest expense	1,263	1,806	543	43
Costs of operating leases	19,904	18,609	(1,295)	(7)
Costs of goods and real estate sold	63,104	47,771	(15,333)	(24)
Services expense	180,930	147,867	(33,063)	(18)
Selling, general and administrative expenses	28,490	26,699	(1,791)	(6)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	189	0	(189)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	1,272	1,272	—
Other	1,241	(2,082)	(3,323)	—

Total Segment Expenses	295,121	241,942	(53,179)	(18)

Segment Operating Income	37,738	11,979	(25,759)	(68)

Equity in Net income (Loss) of Affiliates, and others	20,220	3,624	(16,596)	(82)

Segment Profits	¥57,958	¥15,603	¥(42,355)	(73)

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥73,279	¥69,098	¥(4,181)	(6)
Investment in operating leases	319,550	293,264	(26,286)	(8)
Investment in securities	7,274	8,285	1,011	14
Property under facility operations	140,416	149,188	8,772	6
Inventories	82,762	99,761	16,999	21
Advances for finance lease and operating lease	37,272	49,782	12,510	34
Investment in affiliates	91,835	100,753	8,918	10
Advances for property under facility operations	7,327	4,641	(2,686)	(37)
Goodwill, intangible assets acquired in business combinations	61,479	59,906	(1,573)	(3)

Total Segment Assets	¥821,194	¥834,678	¥13,484	2

PE Investment and Concession
:
Private equity investment and concession
In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales by rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Segment revenues increased 9% to ¥243,903 million compared to the same period of the previous fiscal year. This increase was primarily due to the increase in sales of goods by our investees, despite a decrease in services income resulting from the sale of a subsidiary during the previous fiscal year.
Due to the impact of
COVID-19,
the number of passengers and flights at our three airports in Kansai decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, due to the absence of gains on the sale of a subsidiary which had been recorded during the nine months ended December 31, 2019, in our private equity business, segment profits decreased 90% to ¥4,257 million compared to the same period of the previous fiscal year.
Segment assets increased 24% to ¥398,970 million compared to the end of the previous fiscal year. This was mainly due to increases in goodwill and investment in operating leases associated with the acquisition of subsidiaries during the three months ended December 31, 2020.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended	Nine months ended	Change
	December 31, 2019	December 31, 2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥90	¥109	¥19	21
Gains on investment securities and dividends	2,530	1,002	(1,528)	(60)
Sales of goods and real estate	194,055	222,327	28,272	15
Services income	27,216	15,588	(11,628)	(43)
Other	0	4,877	4,877	—

Total Segment Revenues	223,891	243,903	20,012	9

Segment Expenses:
Interest expense	850	1,307	457	54
Costs of goods and real estate sold	170,107	191,012	20,905	12
Services expense	18,245	11,127	(7,118)	(39)
Selling, general and administrative expenses	24,466	26,719	2,253	9
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	57	0	(57)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	19	19	—
Other	(264)	2,269	2,533	—

Total Segment Expenses	213,461	232,453	18,992	9

Segment Operating Income	10,430	11,450	1,020	10

Equity in Net income (Loss) of Affiliates, and others	33,226	(7,193)	(40,419)	—

Segment Profits	¥43,656	¥4,257	¥(39,399)	(90)

	As of	As of	Change
	March 31, 2020	December 31, 2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥141	¥121	¥(20)	(14)
Investment in operating leases	9,367	24,328	14,961	160
Investment in securities	17,916	15,496	(2,420)	(14)
Property under facility operations	43,735	45,609	1,874	4
Inventories	40,263	45,298	5,035	13
Investment in affiliates	68,603	57,438	(11,165)	(16)
Advances for property under facility operations	245	6,978	6,733	—
Goodwill, intangible assets acquired in business combinations	142,252	203,702	61,450	43

Total Segment Assets	¥322,522	¥398,970	¥76,448	24

Environment and Energy
:
Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have secured top solar power production capacity in Japan and we are gradually proceeding with operations. In the renewable energy business and electricity storage system business, we aim to design new business models based on the anticipated future business environment. In the recycling and waste management business, we are making new investments in facilities, with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by capitalizing on the expertise we have gained in the domestic market.
Segment revenues decreased 8% to ¥103,448 million compared to the same period of the previous fiscal year due to a decrease in services income resulting from the decrease in electricity sales.
Segment profits increased 54% to ¥17,794 million compared to the same period of the previous fiscal year. This increase was primarily due to a decrease in services expense, and the recording of bargain purchase gains resulting from the conversion of an investee involved in wind power generation business in India into a wholly owned subsidiary.
Segment assets totaled ¥479,280 million, remaining substantially unchanged compared to the end of the previous fiscal year.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended	Nine months ended	Change
	December 31, 2019	December 31, 2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,282	¥1,845	¥563	44
Services income	108,134	98,727	(9,407)	(9)
Other	3,496	2,876	(620)	(18)

Total Segment Revenues	112,912	103,448	(9,464)	(8)

Segment Expenses:
Interest expense	4,793	8,239	3,446	72
Services expense	84,875	70,914	(13,961)	(16)
Selling, general and administrative expenses	8,673	8,715	42	0
Provision for doubtful receivables and probable loan losses and write- downs of long-lived assets and securities	(9)	0	9	—
Provision for credit losses and write-downs of long-lived assets and securities	0	484	484	—
Other	2,839	2,376	(463)	(16)

Total Segment Expenses	101,171	90,728	(10,443)	(10)

Segment Operating Income	11,741	12,720	979	8

Equity in Net income (Loss) of Affiliates, and others	(156)	5,074	5,230	—

Segment Profits	¥11,585	¥17,794	¥6,209	54

	As of	As of	Change
	March 31, 2020	December 31, 2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥25,355	¥27,730	¥2,375	9
Investment in operating leases	1,958	1,986	28	1
Investment in securities	191	737	546	286
Property under facility operations	338,695	337,802	(893)	(0)
Inventories	394	368	(26)	(7)
Advances for finance lease and operating lease	1,861	56	(1,805)	(97)
Investment in affiliates	82,253	79,749	(2,504)	(3)
Advances for property under facility operations	12,229	19,345	7,116	58
Goodwill, intangible assets acquired in business combinations	15,860	11,507	(4,353)	(27)

Total Segment Assets	¥478,796	¥479,280	¥484	0

Insurance
:
Life insurance
In the life insurance business, we sell life insurance policies through sales agencies and online. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Segment revenues increased 22% to ¥359,208 million compared to the same period of the previous fiscal year. This increase was due to an increase in life insurance premiums in line with an increase in new insurance contracts, as well as an increase in life insurance related investment income from variable life insurance contracts.
Due to the above-mentioned reasons as well as the recording of reversals of policy liability reserves due to the reduction of minimal guarantee risk related to variable life insurance contracts, etc., segment profits increased 16% to ¥50,663 million compared to the same period of the previous fiscal year.
Segment assets increased 19% to ¥1,887,966 million compared to the end of the previous fiscal year due to an increase in investment in securities.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended	Nine months ended	Change
	December 31, 2019	December 31, 2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥160	¥154	¥(6)	(4)
Life insurance premiums and related investment income	292,352	357,863	65,511	22
Other	784	1,191	407	52

Total Segment Revenues	293,296	359,208	65,912	22

Segment Expenses:
Life insurance costs	210,299	265,373	55,074	26
Selling, general and administrative expenses	39,015	42,997	3,982	10
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(2)	0	2	—
Provision for credit losses and write-downs of long-lived assets and securities	0	(2)	(2)	—
Other	407	185	(222)	(55)

Total Segment Expenses	249,719	308,553	58,834	24

Segment Operating Income	43,577	50,655	7,078	16

Equity in Net income (Loss) of Affiliates, and others	0	8	8	—

Segment Profits	¥43,577	¥50,663	¥7,086	16

	As of	As of	Change
	March 31, 2020	December 31, 2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans	¥17,720	¥17,280	¥(440)	(2)
Investment in operating leases	29,271	29,115	(156)	(1)
Investment in securities	1,528,042	1,836,410	308,368	20
Goodwill, intangible assets acquired in business combinations	5,125	5,161	36	1

Total Segment Assets	¥1,580,158	¥1,887,966	¥307,808	19

Banking and Credit
:
Banking and consumer finance
In the banking business, we aim to increase finance revenues by increasing the balance of outstanding real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Segment revenues totaled ¥63,071 million, remaining substantially unchanged compared to the same period of the previous fiscal year. This was primarily due to increased services income generated from the mortgage bank business of ORIX Credit and increased finance revenues derived from real estate investment loans in our banking business offset by a decrease in finance revenues of ORIX Credit.
Segment profits increased 26% to ¥36,959 million compared to the same period of the previous fiscal year resulting from a decrease in provision for credit losses during the nine months ended December 31, 2020, which was primarily due to the impacts of a decrease in new executions as well as low default rates in ORIX Credit.
Segment assets increased 4% to ¥2,707,265 million compared to the end of the previous fiscal year due to an increase in the balance of real estate investment loans in our banking business.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥60,061	¥59,102	¥(959)	(2)
Other	2,769	3,969	1,200	43

Total Segment Revenues	62,830	63,071	241	0

Segment Expenses:
Interest expense	3,261	3,732	471	14
Selling, general and administrative expenses	16,903	17,347	444	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	9,768	0	(9,768)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	1,315	1,315	—
Other	3,459	3,721	262	8

Total Segment Expenses	33,391	26,115	(7,276)	(22)

Segment Operating Income	29,439	36,956	7,517	26

Equity in Net income (Loss) of Affiliates, and others	2	3	1	50

Segment Profits	¥29,441	¥36,959	¥7,518	26

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans	¥2,318,347	¥2,423,362	¥105,015	5
Investment in securities	273,218	271,882	(1,336)	(0)
Investment in affiliates	400	250	(150)	(38)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,603,736	¥2,707,265	¥103,529	4

Aircraft and Ships
:
Aircraft leasing and management; ship-related finance and investment
In the aircraft leasing business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through mutually complementary relationships with Avolon Holdings Limited (hereinafter, “Avolon”). In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as increasing commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
Segment revenues decreased 51% to ¥22,569 million compared to the same period of the previous fiscal year. This was due to a decrease in operating leases revenues resulting from decreases in both the number of aircraft owned and the number of aircraft sold, a decrease in fee income resulting from the decrease in the number of aircraft sold to investors in our aircraft leasing business, and the absence of gains on sales of ships, which had been recorded during the nine months ended December 31, 2019.
With the above-mentioned reasons and a decrease in equity in net income of affiliates from Avolon, segment profits decreased 91% to ¥3,116 million compared to the same period of the previous fiscal year.
Segment assets decreased 4% to ¥559,971 million compared to the end of the previous fiscal year. The decrease was mainly due to a decrease in installment loans in our ship-related business and a decrease in investment in affiliates in our aircraft leasing business.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,887	¥767	¥(1,120)	(59)
Operating leases	35,437	19,553	(15,884)	(45)
Services income	6,383	2,249	(4,134)	(65)
Other	2,685	0	(2,685)	—

Total Segment Revenues	46,392	22,569	(23,823)	(51)

Segment Expenses:
Interest expense	14,039	10,986	(3,053)	(22)
Costs of operating leases	10,972	10,395	(577)	(5)
Services expense	2,718	207	(2,511)	(92)
Selling, general and administrative expenses	6,813	5,331	(1,482)	(22)
Provision for credit losses and write-downs of long-lived assets and securities	0	(160)	(160)	—
Other	1,253	391	(862)	(69)

Total Segment Expenses	35,795	27,150	(8,645)	(24)

Segment Operating Income	10,597	(4,581)	(15,178)	—

Equity in Net income (Loss) of Affiliates, and others	22,697	7,697	(15,000)	(66)

Segment Profits	¥33,294	¥3,116	¥(30,178)	(91)

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥1,839	¥4,497	¥2,658	145
Installment loans	24,088	15,500	(8,588)	(36)
Investment in operating leases	253,717	251,842	(1,875)	(1)
Inventories	0	3	3	—
Advances for finance lease and operating lease	4,990	3,029	(1,961)	(39)
Investment in affiliates	284,453	273,044	(11,409)	(4)
Goodwill, intangible assets acquired in business combinations	16,217	12,056	(4,161)	(26)

Total Segment Assets	¥585,304	¥559,971	¥(25,333)	(4)

ORIX USA
:
Finance, investment and asset management in the Americas
ORIX Corporation USA provides various types of services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We aim to expand such asset businesses by utilizing our expertise in them. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With the expansion of both principle investments and assets under management, we aim for profit growth along with capital efficiency improvement.
Segment revenues decreased 5% to ¥95,084 million compared to the same period of the previous fiscal year. The decrease was due to a decrease in services income resulting from a sale of an asset management-related business line during the three months ended June 30, 2020, despite an increase in finance revenues resulting from an increase in the number of new executions in our real estate loan origination and servicing business.
Due to the above-mentioned reasons as well as the absence of gains on sales of equities of Houlihan Lokey, Inc., etc., which had been recorded during the nine months ended December 31, 2019, segment profits decreased 45% to ¥27,548 million compared to the same period of the previous fiscal year.
Segment assets decreased 10% to ¥1,235,854 million compared to the end of the previous fiscal year due to a decrease in installment loans.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥58,952	¥64,064	¥5,112	9
Gains on investment securities and dividends	11,317	11,492	175	2
Services income	27,730	16,408	(11,322)	(41)
Other	2,055	3,120	1,065	52

Total Segment Revenues	100,054	95,084	(4,970)	(5)

Segment Expenses:
Interest expense	18,920	13,055	(5,865)	(31)
Services expense	2,715	1,780	(935)	(34)
Selling, general and administrative expenses	47,675	50,677	3,002	6
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,195	0	(3,195)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	7,954	7,954	—
Other	(94)	140	234	—

Total Segment Expenses	72,411	73,606	1,195	2

Segment Operating Income	27,643	21,478	(6,165)	(22)

Equity in Net income (Loss) of Affiliates, and others	22,646	6,070	(16,576)	(73)

Segment Profits	¥50,289	¥27,548	¥(22,741)	(45)

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥1,172	¥434	¥(738)	(63)
Installment loans	778,249	677,261	(100,988)	(13)
Investment in operating leases	9,148	6,482	(2,666)	(29)
Investment in securities	320,217	306,554	(13,663)	(4)
Property under facility operations and servicing assets	66,416	65,503	(913)	(1)
Inventories	1,442	734	(708)	(49)
Advances for finance lease and operating lease	1,259	445	(814)	(65)
Investment in affiliates	52,361	48,378	(3,983)	(8)
Goodwill, intangible assets acquired in business combinations	143,763	130,063	(13,700)	(10)

Total Segment Assets	¥1,374,027	¥1,235,854	¥(138,173)	(10)

ORIX Europe
:
Equity and fixed income asset management
Under ORIX Corporation Europe as the holding company, Robeco Institutional Asset Management B.V. and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States, and Canara Robeco Asset Management Company Ltd. located in India are engaged in asset management business through investment in stocks, bonds, and so on. In addition to the focus on expanding the existing businesses, we aim to increase assets under management with expanding products and investment strategies through M&As. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Despite an increase in gains on investment securities and dividends, segment revenues decreased 1% to ¥116,759 million compared to the same period of the previous fiscal year due to a decrease in services income, which was associated with pervasive price declines in the equity markets during the three months ended March 31, 2020, resulting in a lower average amount of assets under management during the nine months ended December 31, 2020, compared to the same period of the previous fiscal year.
Segment profits increased 3% to ¥25,916 million compared to the same period of the previous fiscal year due to a decrease in selling, general and administrative expenses.
Segment assets increased 6% to ¥337,172 million compared to the end of the previous fiscal year. This was mainly due to an increase in investment in securities, as well as increases in goodwill, intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates.
Asset efficiency improved compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥393	¥94	¥(299)	(76)
Gains on investment securities and dividends	3,315	9,170	5,855	177
Services income	114,215	107,495	(6,720)	(6)

Total Segment Revenues	117,923	116,759	(1,164)	(1)

Segment Expenses:
Interest expense	847	912	65	8
Services expense	26,882	28,078	1,196	4
Selling, general and administrative expenses	61,512	54,225	(7,287)	(12)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(17)	0	17	—
Provision for credit losses and write-downs of long-lived assets and securities	0	34	34	—
Other	3,321	6,245	2,924	88

Total Segment Expenses	92,545	89,494	(3,051)	(3)

Segment Operating Income	25,378	27,265	1,887	7

Equity in Net income (Loss) of Affiliates, and others	(266)	(1,349)	(1,083)	—

Segment Profits	¥25,112	¥25,916	¥804	3

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities	¥38,057	¥41,493	¥3,436	9
Investment in affiliates	1,495	1,581	86	6
Goodwill, intangible assets acquired in business combinations	278,295	294,098	15,803	6

Total Segment Assets	¥317,847	¥337,172	¥19,325	6

Asia and Australia
:
Finance and investment businesses in Asia and Australia
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
Segment revenues decreased 13% to ¥92,818 million compared to the same period of the previous fiscal year. The decrease was due to decreases in services income and finance revenues, as well as the absence of gains on investment securities of an investee in Asia, which had been recorded during the nine months ended December 31, 2019.
In addition to the above-mentioned reasons, despite the recognition of gains on sales of subsidiaries and affiliates in Asia, equity in net income of affiliates decreased due to the recording of an impairment loss on an investment in an affiliate. As a result, segment profits decreased 68% to ¥8,383 million compared to the same period of the previous fiscal year.
Despite decreases in investment in affiliates and net investment in leases, segment assets increased 1% to ¥1,017,211 million compared to the end of the previous fiscal year due to the effect of changes in foreign exchange rates.
Asset efficiency declined compared to the same period of the previous fiscal year.

	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥32,807	¥29,462	¥(3,345)	(10)
Gains on investment securities and dividends	8,871	4,206	(4,665)	(53)
Operating leases	49,958	49,887	(71)	(0)
Services income	14,264	9,204	(5,060)	(35)
Other	437	59	(378)	(86)

Total Segment Revenues	106,337	92,818	(13,519)	(13)

Segment Expenses:
Interest expense	17,653	13,901	(3,752)	(21)
Costs of operating leases	37,195	37,371	176	0
Services expense	10,323	6,589	(3,734)	(36)
Selling, general and administrative expenses	20,645	19,339	(1,306)	(6)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,623	0	(2,623)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	3,241	3,241	—
Other	894	1,148	254	28

Total Segment Expenses	89,333	81,589	(7,744)	(9)

Segment Operating Income	17,004	11,229	(5,775)	(34)

Equity in Net income (Loss) of Affiliates, and others	9,072	(2,846)	(11,918)	—

Segment Profits	¥26,076	¥8,383	¥(17,693)	(68)

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥330,346	¥318,974	¥(11,372)	(3)
Installment loans	222,465	236,515	14,050	6
Investment in operating leases	195,660	221,890	26,230	13
Investment in securities	29,248	33,306	4,058	14
Property under facility operations	2,600	1,362	(1,238)	(48)
Inventories	242	378	136	56
Advances for finance lease and operating lease	1,742	3,106	1,364	78
Investment in affiliates	221,853	195,595	(26,258)	(12)
Goodwill, intangible assets acquired in business combinations	6,112	6,085	(27)	(0)

Total Segment Assets	¥1,010,268	¥1,017,211	¥6,943	1

(2) Financial Condition

	As of March 31, 2020	As of December 31, 2020	Change
			Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥13,067,528	¥13,324,491	¥256,963	2
(Segment assets)	10,883,545	11,148,953	265,408	2
Total liabilities	9,991,362	10,322,277	330,915	3
(Short-term and long-term debt)	4,616,186	4,707,945	91,759	2
(Deposits)	2,231,703	2,341,173	109,470	5
ORIX Corporation shareholders’ equity	2,993,608	2,938,261	(55,347)	(2)
ORIX Corporation shareholders’ equity per share (yen)*1	2,386.35	2,407.57	21.22	1
ORIX Corporation shareholders’ equity ratio*2	22.9%	22.1%	—	—
D/E ratio (Debt-to-equity ratio) (Short-term and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.5x	1.6x	—	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.
Total assets increased 2% to ¥13,324,491 million compared to the balance as of March 31, 2020 due to an increase in investment in securities despite decreases in net investment in leases, installment loans and investment in affiliates, and furthermore, an increase in allowance for credit losses compared to allowance for doubtful receivables on finance leases and probable loan losses as of the end of the previous fiscal year as a result of the adoption the Credit Losses Standard. In addition, segment assets increased 2% to ¥11,148,953 million compared to the balance as of March 31, 2020.
Total liabilities increased 3% to ¥10,322,277 million compared to the balance as of March 31, 2020 due to increases in deposits, short-term and long-term debt, and policy liabilities and policy account balances despite a decrease in trade notes, accounts and other payable.
Shareholders’ equity decreased 2% to ¥2,938,261 million compared to the balance as of March 31, 2020.

(3) Liquidity and Capital Resources
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly.
The Company continues to closely monitor the effects of
COVID-19
on the liquidity and capital resources of the ORIX Group.
Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including that from short-term and long-term debt and deposits on a consolidated basis was ¥7,049,118 million as of December 31, 2020. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings was about 200 as of December 31, 2020. Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. The majority of deposits are attributable to ORIX Bank Corporation.
Short-term and long-term debt and deposits
(a) Short-term debt

	Millions of yen
	March 31, 2020	December 31, 2020
Borrowings from financial institutions	¥319,122	¥357,170
Commercial paper	17,710	14,285

Total short-term debt	¥336,832	¥371,455

Short-term debt as of December 31, 2020 was ¥371,455 million, which accounted for 8% of the total amount of short-term and long-term debt (excluding deposits) as compared to 7% as of March 31, 2020.

While the amount of short-term debt as of December 31, 2020 was ¥371,455 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2020 was ¥1,445,258 million, maintaining a sufficient level of liquidity.

(b) Long-term debt

	Millions of yen
	March 31, 2020	December 31, 2020
Borrowings from financial institutions	¥3,094,474	¥3,193,227
Bonds	845,938	829,340
Medium-term notes	176,802	132,007
Payables under securitized loan receivables and other assets	162,140	181,916

Total long-term debt	¥4,279,354	¥4,336,490

The balance of long-term debt as of December 31, 2020 was ¥4,336,490 million, which accounted for 92% of the total amount of short-term and long-term debt (excluding deposits) as compared to 93% as of March 31, 2020.

(c) Deposits
	Millions of yen
	March 31, 2020	December 31, 2020
Deposits	¥2,231,703	¥2,341,173
Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits.
These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows
Cash, cash equivalents and restricted cash as of December 31, 2020 decreased by ¥2,246 million to ¥1,133,038 million compared to March 31, 2020.
Cash flows provided by operating activities were ¥756,057 million in the nine months ended December 31, 2020, up from ¥720,689 million during the same period of the previous fiscal year, primarily resulting from an increase in life insurance premiums due to an increase in in-force life insurance contracts.
Cash flows used in investing activities were ¥848,612 million in the nine months ended December 31, 2020, down from ¥1,087,655 million during the same period of the previous fiscal year. This change resulted primarily from a decrease in installment loans made to customers, and a decrease in purchases of lease equipment.
Cash flows provided by financing activities were ¥90,093 million in the nine months ended December 31, 2020, down from ¥108,506 million during the same period of the previous fiscal year, primarily resulting from a decrease in deposits due to customers.
(5) Management Policy and Strategy
We expect the negative impacts of
COVID-19
to remain to some extent during the fiscal year ending March 31, 2022. Some of the business segments in ORIX Group have been adversely impacted by
COVID-19,
but we believe our ¥13 trillion portfolio is well diversified and should allow us to maintain a sound asset mix. For ORIX Life Insurance Corporation and ORIX Bank Corporation, even if
COVID-19
continues, we expect the impact will be limited.
Although the issue of
COVID-19
has not been resolved yet, we will continue to proactively consider new investments which will produce stable earnings and contribute to future growth.
Target Performance Indicators
In pursuit of sustainable growth, ORIX Group uses the following performance indicators: net income attributable to ORIX Corporation shareholders to measure profitability, ROE to measure capital efficiency, and credit ratings to measure financial soundness.
Our forecast for the full year net income has remained unchanged at ¥190 billion since our announcement of the interim financial results of the fiscal year ending March 31, 2021 on November 2, 2020.
Performance indicators for the fiscal years ended March 31, 2018, 2019 and 2020 and for the nine months ended December 31, 2020 are as follows.

	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2020	Nine months ended December 31, 2020
Net Income Attributable to ORIX Corporation Shareholders (millions of yen)	313,135	323,745	302,700	142,015
ROE*1 (%)	12.1	11.6	10.3	6.4 *2
Credit Ratings
R&I Long-Term Debt	A + (Stable)	A + (Positive)	AA -(Stable)	AA - (Stable)
S&P Long-Term Debt	A - (Stable)	A - (Negative)	A - (Negative)	A - (Negative)
Fitch Long-Term Debt	A - (Stable)	A - (Stable)	A - (Negative)	A - (Negative)
Moody’s Long-Term Debt	Baa1 (Positive)	A3 (Stable)	A3 (Stable)	A3 (Negative)

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	Annualized.

(6) Challenges to be addressed on a priority basis
There were no significant changes for the nine months ended December 31, 2020.
(7) Research and Development Activity
There were no significant changes in research and development activities for the nine months ended December 31, 2020.
(8) Major Facilities
There were no significant changes in major facilities for the nine months ended December 31, 2020.

4.	Material Contracts
Not applicable.

5.	Company Stock Information
(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)
(1) Issued Shares, Common Stock and Capital Reserve
The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2020 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2020	Increase, net	December 31, 2020	Increase, net	December 31, 2020
0	1,313,954	¥0	¥221,111	¥0	¥248,290

Note:	As of January 29, 2021, after the third quarter closing date, the total number of issued shares has decreased by 28,230 thousand shares due to the cancellation of treasury stcok.
(2) List of Major Shareholders
Not applicable (this item is not subject to disclosure in the quarterly reports for the three months ended December 31, 2020).

6.	Directors and Executive Officers
Between the filing date of Form
20-F
for the fiscal year ended March 31, 2020 and December 31, 2020, personnel changes of our directors and the executive officers are as follows:
(1) Departures

Name	Title	Areas of duties	The day of retirement
Harukazu Yamaguchi	Executive Officer	Group Strategy Business Unit Responsible for Global Business Group	December 31, 2020

7.	Financial Information
(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2020	December 31, 2020
Cash and Cash Equivalents		¥982,666	¥998,058
Restricted Cash		152,618	134,980
Net Investment in Leases		1,080,964	1,033,515
Installment Loans		3,740,486	3,699,810
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥90,893 million
December 31, 2020	¥97,321 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(56,836)	0
Allowance for Credit Losses		0	(80,866)
Investment in Operating Leases		1,400,001	1,401,071
Investment in Securities		2,245,323	2,546,696
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥25,295 million
December 31, 2020	¥8,772 million
The amounts which are associated to available-for-sale debt securities are as follows:
December 31, 2020
Amortized Cost	¥1,905,978 million
Allowance for Credit Losses	¥0 million
Property under Facility Operations		562,485	568,976
Investment in Affiliates		821,662	774,404
Trade Notes, Accounts and Other Receivable		312,744	294,615
Inventories		126,013	147,343
Office Facilities		203,930	222,509
Other Assets		1,495,472	1,583,380
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥18,206 million
December 31, 2020	¥7,293 million

Total Assets		¥13,067,528	¥13,324,491

Notes:	1.
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“FinancialInstruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted since April 1, 2020 and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”

	2.
Allowance for credit losses of loans to affiliates are recorded in investment in affiliates since the second quarter of fiscal 2021. Before fiscal 2020, there were no allowance for doubtful receivables on loans to affiliates.

	3.	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2020	December 31, 2020
Cash and Cash Equivalents	¥7,117	¥5,324
Net Investment in Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses / Allowance for Credit Losses)	3,377	332
Installment Loans (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses / Allowance for Credit Losses)	218,268	261,997
Investment in Operating Leases	75,904	77,025
Property under Facility Operations	296,208	298,883
Investment in Affiliates	51,456	51,387
Other	136,641	127,160

	¥788,971	¥822,108

		Millions of yen
Liabilities and Equity		March 31, 2020	December 31, 2020
Liabilities:
Short-Term Debt		¥336,832	¥371,455
Deposits		2,231,703	2,341,173
Trade Notes, Accounts and Other Payable		282,727	212,617
Policy Liabilities and Policy Account Balances		1,591,475	1,765,677
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥300,739million
December 31, 2020	¥290,273million
Current and Deferred Income Taxes		356,350	367,997
Long-Term Debt		4,279,354	4,336,490
Other Liabilities		912,921	926,868

Total Liabilities		9,991,362	10,322,277

Redeemable Noncontrolling Interests		10,331	0

Commitments and Contingent Liabilities
Equity:
Common Stock		221,111	221,111
Additional Paid-in Capital		257,638	242,845
Retained Earnings		2,754,461	2,758,457
Accumulated Other Comprehensive Income (Loss)		(118,532)	(131,054)
Treasury Stock, at Cost		(121,070)	(153,098)

ORIX Corporation Shareholders’ Equity		2,993,608	2,938,261
Noncontrolling Interests		72,227	63,953

Total Equity		3,065,835	3,002,214

Total Liabilities and Equity		¥13,067,528	¥13,324,491

Notes:	1.	Credit Losses Standard has been adopted since April 1, 2020. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”
	2.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2020	December 31, 2020
Short-Term Debt	¥6,030	¥5,922
Trade Notes, Accounts and Other Payable	3,140	3,081
Long-Term Debt	464,904	479,285
Other	45,671	43,790

	¥519,745	¥532,078

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Revenues:
Finance revenues	¥205,630	¥201,230
Gains on investment securities and dividends	27,666	27,502
Operating leases	321,428	296,520
Life insurance premiums and related investment income	290,656	356,147
Sales of goods and real estate	280,127	290,541
Services income	592,278	493,754

Total revenues	1,717,785	1,665,694

Expenses:
Interest expense	74,006	60,811
Costs of operating leases	215,587	220,465
Life insurance costs	209,137	265,278
Costs of goods and real estate sold	245,747	247,138
Services expense	367,521	313,393
Other (income) and expense	14,997	15,007
Selling, general and administrative expenses	337,754	334,928
Provision for doubtful receivables and probable loan losses	15,724	0
Provision for credit losses	0	10,166
Write-downs of long-lived assets	554	591
Write-downs of securities	36	4,214

Total expenses	1,481,063	1,471,991

Operating Income	236,722	193,703
Equity in Net Income of Affiliates	54,226	2,077
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	58,488	9,436
Bargain Purchase Gain	1,022	4,365

Income before Income Taxes	350,458	209,581
Provision for Income Taxes	102,649	64,266

Net Income	247,809	145,315

Net Income Attributable to the Noncontrolling Interests	3,131	3,323

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	359	(23)

Net Income Attributable to ORIX Corporation Shareholders	¥244,319	¥142,015

Notes:	1.
Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”

	2.	Provision for credit losses of loans to affiliates are recorded in equity in net income of affiliates since the second quarter of fiscal 2021.

	Yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥190.99	¥114.27
Diluted:	¥190.82	¥114.17

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Revenues:
Finance revenues	¥69,258	¥69,326
Gains on investment securities and dividends	7,285	14,670
Operating leases	106,503	98,559
Life insurance premiums and related investment income	108,188	122,396
Sales of goods and real estate	95,633	97,888
Services income	195,473	178,117

Total revenues	582,340	580,956

Expenses:
Interest expense	23,763	18,650
Costs of operating leases	72,147	74,655
Life insurance costs	78,177	92,253
Costs of goods and real estate sold	85,705	83,600
Services expense	119,772	111,275
Other (income) and expense	5,524	7,174
Selling, general and administrative expenses	116,563	116,309
Provision for doubtful receivables and probable loan losses	5,151	0
Provision for credit losses	0	2,830
Write-downs of long-lived assets	518	8
Write-downs of securities	0	338

Total expenses	507,320	507,092

Operating Income	75,020	73,864
Equity in Net Income of Affiliates	21,609	(212)
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	25,200	1,755

Income before Income Taxes	121,829	75,407
Provision for Income Taxes	35,684	25,584

Net Income	86,145	49,823

Net Income Attributable to the Noncontrolling Interests	939	1,650

Net Income Attributable to the Redeemable Noncontrolling Interests	37	0

Net Income Attributable to ORIX Corporation Shareholders	¥85,169	¥48,173

Notes:	1.
Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”

	2.	Provision for credit losses of loans to affiliates are recorded in equity in net income of affiliates since the second quarter of fiscal 2021.

	Yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Amounts per Share of Common Stock for Net Income Attributable to ORIX Corporation Shareholders:
Basic:	¥66.64	¥39.00
Diluted:	¥66.58	¥38.97

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Net Income	¥247,809	¥145,315

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	1,277	(4,227)
Net change of debt valuation adjustments	136	(643)
Net change of defined benefit pension plans	492	196
Net change of foreign currency translation adjustments	(16,585)	(11,617)
Net change of unrealized gains (losses) on derivative instruments	(3,560)	1,271

Total other comprehensive income (loss)	(18,240)	(15,020)

Comprehensive Income	229,569	130,295

Comprehensive Income Attributable to the Noncontrolling Interests	1,584	1,105

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	229	(303)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥227,756	¥129,493

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Net Income	¥86,145	¥49,823

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(3,627)	(6,106)
Net change of debt valuation adjustments	(68)	(109)
Net change of defined benefit pension plans	(294)	71
Net change of foreign currency translation adjustments	21,460	(2,868)
Net change of unrealized gains (losses) on derivative instruments	2,168	1,791

Total other comprehensive income (loss)	19,639	(7,221)

Comprehensive Income	105,784	42,602

Comprehensive Income Attributable to the Noncontrolling Interests	1,211	1,219

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	182	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥104,391	¥41,383

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)
Nine months ended December 31, 2019

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2019	¥221,111	¥257,625	¥2,555,585	¥(61,343)	¥(75,904)	¥2,897,074	¥56,127	¥2,953,201

Contribution to subsidiaries						0	15,756	15,756
Transaction with noncontrolling interests		196				196	(43)	153
Comprehensive income, net of tax:
Net income			244,319			244,319	3,131	247,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				1,283		1,283	(6)	1,277
Net change of debt valuation adjustments				136		136	0	136
Net change of defined benefit pension plans				493		493	(1)	492
Net change of foreign currency translation adjustments				(14,914)		(14,914)	(1,541)	(16,455)
Net change of unrealized gains (losses) on derivative instruments				(3,561)		(3,561)	1	(3,560)

Total other comprehensive income (loss)						(16,563)	(1,547)	(18,110)

Total comprehensive income						227,756	1,584	229,340

Cash dividends			(103,824)			(103,824)	(2,127)	(105,951)
Acquisition of treasury stock					(13,285)	(13,285)	0	(13,285)
Disposal of treasury stock		(29)			43	14	0	14
Other, net		479				479	0	479

Balance at December 31, 2019	¥221,111	¥258,271	¥2,696,080	¥(77,906)	¥(89,146)	¥3,008,410	¥71,297	¥3,079,707

Nine months ended December 31, 2020

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2020	¥221,111	¥257,638	¥2,754,461	¥(118,532)	¥(121,070)	¥2,993,608	¥72,227	¥3,065,835

Cumulative effect of adopting Accounting Standards Update 2016-13			(42,855)			(42,855)	(71)	(42,926)

Balance at April 1, 2020	¥221,111	¥257,638	¥2,711,606	¥(118,532)	¥(121,070)	¥2,950,753	¥72,156	¥3,022,909

Contribution to subsidiaries						0	8,551	8,551
Transaction with noncontrolling interests		3,152				3,152	(9,432)	(6,280)
Comprehensive income, net of tax:
Net income			142,015			142,015	3,323	145,338
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(4,253)		(4,253)	26	(4,227)
Net change of debt valuation adjustments				(643)		(643)	0	(643)
Net change of defined benefit pension plans				199		199	(3)	196
Net change of foreign currency translation adjustments				(8,975)		(8,975)	(2,362)	(11,337)
Net change of unrealized gains (losses) on derivative instruments				1,150		1,150	121	1,271

Total other comprehensive income (loss)						(12,522)	(2,218)	(14,740)

Total comprehensive income						129,493	1,105	130,598

Cash dividends			(95,164)			(95,164)	(8,427)	(103,591)
Acquisition of treasury stock					(50,163)	(50,163)	0	(50,163)
Disposal of treasury stock		(183)			257	74	0	74
Cancellation of treasury stock		(17,877)			17,877	0	0	0
Other, net		115			1	116	0	116

Balance at December 31, 2020	¥221,111	¥242,845	¥2,758,457	¥(131,054)	¥(153,098)	¥2,938,261	¥63,953	¥3,002,214

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 13 “Redeemable Noncontrolling Interests.”

Three months ended December 31, 2019

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2019	¥221,111	¥258,178	¥2,655,773	¥(97,128)	¥(75,861)	¥2,962,073	¥65,643	¥3,027,716

Contribution to subsidiaries						0	3,944	3,944
Transaction with noncontrolling interests		8				8	1,611	1,619
Comprehensive income, net of tax:
Net income			85,169			85,169	939	86,108
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(3,628)		(3,628)	1	(3,627)
Net change of debt valuation adjustments				(68)		(68)	0	(68)
Net change of defined benefit pension plans				(293)		(293)	(1)	(294)
Net change of foreign currency translation adjustments				21,115		21,115	200	21,315
Net change of unrealized gains (losses) on derivative instruments				2,096		2,096	72	2,168

Total other comprehensive income						19,222	272	19,494

Total comprehensive income						104,391	1,211	105,602

Cash dividends			(44,862)			(44,862)	(1,112)	(45,974)
Acquisition of treasury stock					(13,285)	(13,285)	0	(13,285)
Other, net		85				85	0	85

Balance at December 31, 2019	¥221,111	¥258,271	¥2,696,080	¥(77,906)	¥(89,146)	¥3,008,410	¥71,297	¥3,079,707

Three months ended December 31, 2020
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at September 30, 2020	¥221,111	¥243,061	¥2,753,954	¥(124,264)	¥(114,178)	¥2,979,684	¥61,001	¥3,040,685

Contribution to subsidiaries						0	4,726	4,726
Transaction with noncontrolling interests						0	(1,120)	(1,120)
Comprehensive income, net of tax:
Net income			48,173			48,173	1,650	49,823
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(6,124)		(6,124)	18	(6,106)
Net change of debt valuation adjustments				(109)		(109)	0	(109)
Net change of defined benefit pension plans				72		72	(1)	71
Net change of foreign currency translation adjustments				(2,304)		(2,304)	(564)	(2,868)
Net change of unrealized gains (losses) on derivative instruments				1,675		1,675	116	1,791

Total other comprehensive income (loss)						(6,790)	(431)	(7,221)

Total comprehensive income						41,383	1,219	42,602

Cash dividends			(43,671)			(43,671)	(1,873)	(45,544)
Acquisition of treasury stock					(38,920)	(38,920)	0	(38,920)
Other, net		(216)	1			(215)	0	(215)

Balance at December 31, 2020	¥221,111	¥242,845	¥2,758,457	¥(131,054)	¥(153,098)	¥2,938,261	¥63,953	¥3,002,214

Note:	Changes in the redeemable noncontrolling interests are not included in this table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Cash Flows from Operating Activities:
Net income	¥247,809	¥145,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	223,844	235,769
Principal payments received under net investment in leases	342,961	303,384
Provision for doubtful receivables and probable loan losses	15,724	0
Provision for credit losses	0	10,166
Equity in net income of affiliates (excluding interest on loans)	(52,685)	(974)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(58,488)	(9,436)
Bargain purchase gain	(1,022)	(4,365)
Gains on sales of securities other than trading	(16,961)	(9,626)
Gains on sales of operating lease assets	(37,278)	(20,370)
Write-downs of long-lived assets	554	591
Write-downs of securities	36	4,214
(Increase) Decrease in trading securities	18,489	(9,732)
Increase in inventories	(9,546)	(15,148)
(Increase) Decrease in trade notes, accounts and other receivable	(676)	3,544
Decrease in trade notes, accounts and other payable	(41,358)	(39,398)
Increase in policy liabilities and policy account balances	52,805	174,202
Other, net	36,481	(12,079)

Net cash provided by operating activities	720,689	756,057

Cash Flows from Investing Activities:
Purchases of lease equipment	(733,861)	(490,551)
Installment loans made to customers	(1,152,489)	(830,892)
Principal collected on installment loans	824,870	794,802
Proceeds from sales of operating lease assets	221,689	104,682
Investment in affiliates, net	(25,467)	(6,747)
Proceeds from sales of investment in affiliates	67,865	29,195
Purchases of available-for-sale debt securities	(582,552)	(510,710)
Proceeds from sales of available-for-sale debt securities	210,817	181,751
Proceeds from redemption of available-for-sale debt securities	67,905	24,408
Purchases of equity securities other than trading	(29,753)	(47,464)
Proceeds from sales of equity securities other than trading	27,279	20,624
Purchases of property under facility operations	(24,915)	(37,935)
Acquisitions of subsidiaries, net of cash acquired	(11,390)	(63,299)
Sales of subsidiaries, net of cash disposed	72,710	3,463
Other, net	(20,363)	(19,939)

Net cash used in investing activities	(1,087,655)	(848,612)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	60,958	30,979
Proceeds from debt with maturities longer than three months	518,207	850,895
Repayment of debt with maturities longer than three months	(612,954)	(741,946)
Net increase in deposits due to customers	241,520	110,027
Cash dividends paid to ORIX Corporation shareholders	(103,824)	(95,164)
Acquisition of treasury stock	(13,285)	(50,163)
Contribution from noncontrolling interests	19,355	11,071
Purchases of shares of subsidiaries from noncontrolling interests	(3,506)	(4,231)
Net increase (decrease) in call money	5,000	(12,500)
Other, net	(2,965)	(8,875)

Net cash provided by financing activities	108,506	90,093

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(4,511)	216

Net decrease in Cash, Cash Equivalents and Restricted Cash	(262,971)	(2,246)

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	1,283,580	1,135,284

Cash, Cash Equivalents and Restricted Cash at End of Period	¥1,020,609	¥1,133,038

Notes:	1.
Credit Losses Standard has been adopted since April 1, 2020, and the amounts of Provision for doubtful receivables and probable loan losses has been reclassified to Provision for credit losses. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”

2.
The following tables provide information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of December 31, 2019 and December 31, 2020, respectively.

	Millions of yen
	December 31, 2019	December 31, 2020
Cash and Cash Equivalents	¥902,312	¥998,058
Restricted Cash	118,297	134,980

Cash, Cash Equivalents and Restricted Cash	¥1,020,609	¥1,133,038

– 3

 –

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits.
These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2020 consolidated financial statements on Form
20-F.
Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form
20-F)
including the consolidated financial statements with the Securities and Exchange Commission.
Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:
(a) Revenue recognition for revenue from contracts with customers
Under U.S. GAAP, revenues from contracts with customers such as sales of goods and real estate, and services income are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.
Under Japanese GAAP, revenues are generally recognized when cash or monetary assets are received as a consideration by sales of goods or rendering of services in accordance with realization principle.
(b) Initial direct costs
Under U.S. GAAP, initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease using the interest method. Initial direct costs of operating leases are being deferred and amortized on a straight-line basis over the life of the related lease.
Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.
(c) Allowance for credit losses
Under U.S. GAAP, the allowance for credit losses to financial assets not individually evaluated is accounted for by estimating all credit losses expected to occur in future over the remaining life. And for the credit losses over the remaining life resulting from off-balance
sheet credit exposures, the allowance is recognized.
Under Japanese GAAP, the allowance for loan losses to financial receivables, etc. not individually evaluated is accounted for based on the prior charge-off
experience to the outstanding balance of financial receivables at the reporting date.
(d) Operating leases
Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.
Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.
(e) Accounting for life insurance operations
Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.
Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

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In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.
(f) Accounting for goodwill and other intangible assets in business combinations
Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.
(g) Accounting for pension plans
Under U.S. GAAP, the net actuarial gain (loss) is amortized using the corridor approach.
Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.
(h) Partial sale of the parent’s ownership interest in subsidiaries
Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.
(i) Consolidated statements of cash flows
Classification in the statements of cash flows under U.S. GAAP differs from that under Japanese GAAP. As significant differences, purchase of lease equipment, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.
Under U.S. GAAP, in addition, restricted cash is required to be added to the balance of cash and cash equivalents.
(j) Transfer of financial assets
Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate trusts or special purpose companies, collectively called special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. If it is determined from the analysis that the enterprise transferred financial assets in a securitization transaction to a SPE that needs to be consolidated, the transaction is not accounted for as a sale.
In addition, if the transferor transfers a portion of financial assets, the transaction is not accounted for as a sale but accounted for as a secured borrowing unless each interest held by the transferor and transferee meets the definition of a participating interest and the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.
Under Japanese GAAP, a SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.
In addition, if the transferor transfers a portion of financial assets, the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when the transfer of a portion of financial assets meets criteria for derecognition of transferred financial assets.

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(k) Investment in securities
Under U.S. GAAP, unrealized gains and losses from all equity securities are generally recognized in income. In addition, credit losses on available-for-sale
debt securities are recognized in earnings through an allowance, and unrealized gains and losses on available-for-sale
debt securities related to other factors than credit losses are recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, such unrealized gains and losses from securities other than trading or held-to-maturity
are recognized in other comprehensive income (loss), net of applicable income taxes.
(l) Fair value option
Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option. The portion of the total change in the fair value of the financial liability that results from a change in the instrument-specific credit risk is to be recognized in other comprehensive income (loss), net of applicable income taxes.
Under Japanese GAAP, there is no accounting standard for fair value option.
(m) Lessee’s lease
Under U.S. GAAP,
right-of-use
(hereinafter, “ROU”) assets and lease liabilities from the lessee’s lease transaction are generally recognized on the balance sheet.
Under Japanese GAAP, operating leases from the lessee’s lease transaction are off-balance
sheet.

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2.	Significant Accounting and Reporting Policies
(a) Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include VIEs to which the Company and its subsidiaries are primary beneficiaries.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services – Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(b) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on finance leases and probable loan losses and the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19.
As of December 31, 2020, there were no significant changes in the forecast assumed at the end of the previous fiscal year, and there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore, our accounting estimates may change over time.
(c) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.
The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
(d) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, based on the following five steps;
Step 1: Identify the contract(s) with a customer

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Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation
In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in revenues from finance leases and those costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

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(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Gains on investment securities and dividends
—
Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification. However, if lessees applied for
COVID-19
related rent concessions and changes of lease payments do not result in a substantial increase to the rights of the lessor or the obligations of the lessee, the concessions are eligible to be applied for the practical expedient. The Company and its subsidiaries applied the practical expedient when accounting for eligible rent concessions mentioned above. Taking lessees’ future business performance into consideration, the Company and its subsidiaries applied the practical expedient by the following 3 approaches: recognize revenue under the original lease contract, recognize revenue under the conditions changed by rent concessions or only recognize revenue when receiving the lease payments.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥678,245 million and ¥714,824 million as of March 31, 2020 and December 31, 2020, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from disposition of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.
(e) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

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Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.
The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.
(f) Allowance for doubtful receivables on net investment in leases and probable loan losses
The allowance for doubtful receivables on net investment in leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.
Developing the allowance for doubtful receivables on net investment in leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off
experience, current delinquencies and delinquency trends, future cash flows expected to be received from the net investment in leases and loans and value of underlying collateral and guarantees.
Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired
loans, including loans that are not individually evaluated for impairment, and net investment in leases, the Company and its subsidiaries evaluate prior charge-off
experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on net investment in leases and probable loan losses considering the prior charge-off
experience and current economic conditions.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.

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(g) Allowance for credit losses
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted since April 1, 2020.
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected repayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic conditions and trends and expected outlook in future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, credit losses related to the loan commitments, such as card loans, installment loans and financial guarantees are in the scope of the allowance for credit losses. If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, the loan commitments are recognized as credit losses for the expected exercise portion. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
(h) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

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(i) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
Trading debt securities are reported at fair value with unrealized gains and losses included in income.
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
Credit Losses Standard has been adopted to the impairment of available-for-sale
debt securities since April 1, 2020. If the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost. In the past fiscal year, if the Company and its subsidiaries concluded that the impairment was other-than-temporary, the credit loss component was recognized in earnings as direct write-down of the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of Credit Losses Standard, see Note 2 “Significant Accounting and Reporting Policies (g) Allowance for credit losses.”
(j) Income taxes
The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date
income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.
At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

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The effective income tax rates for the nine months ended December 31, 2019 and 2020 were approximately 29.3% and 30.7%, respectively. These rates are approximately 29.3% and 33.9% for the three months ended December 31, 2019 and 2020, respectively. For the nine and three months ended December 30, 2019 and 2020, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable
income for tax purposes, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries and the effect of investor taxes on earnings of subsidiaries.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.
(k) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs that issue asset-backed beneficial interests and securities to the investors.
SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.
(l) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting,
then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

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If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
The Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income.
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
(m) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(n) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(o) Stock splits
Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in
capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.
As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.
In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in
capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in
capital is increased by the excess of the market value over par value of the shares issued.
Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in
capital as of December 31, 2020 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

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(p) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(q) Restricted cash
Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse
loans, deposits held on behalf of third parties in the aircraft-related business and others.
(r) Installment loans
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.
Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2020 and December 31, 2020 were ¥127,194 million and ¥108,007 million, respectively. There were ¥90,893 million and ¥97,321 million of loans held for sale as of March 31, 2020 and December 31, 2020, respectively, measured at fair value by electing the fair value option.
(s) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar facilities and thermal power stations), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥105,433 million and ¥128,568 million as of March 31, 2020 and December 31, 2020, respectively.
(t) Trade notes, accounts and other receivable
Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets, and receivables relating to debt securities sold.
(u) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2020 and December 31, 2020, residential condominiums under development were ¥56,156 million and ¥82,843 million, respectively, and completed residential condominiums and merchandise for sale were ¥69,857 million and ¥64,500 million, respectively.
The Company and its subsidiaries recorded ¥277 million and ¥164 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2019 and 2020, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended December 31, 2019 and 2020 were ¥123 million and ¥39 million, respectively. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate, PE Investment and Concession and Corporate Financial Services and Maintenance Leasing.

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(v) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥68,117 million and ¥68,268 million as of March 31, 2020 and December 31, 2020, respectively.
(w)
Right-of-use
assets
The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(x) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.
(y) Goodwill and other intangible assets
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.
Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) has been adopted since April 1, 2020. The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the impairment test. The goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

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The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
The amount of goodwill was ¥443,818 million and ¥488,378 million as of March 31, 2020 and December 31, 2020, respectively.
The amount of other intangible assets was ¥404,492 million and ¥412,820 million as of March 31, 2020 and December 31, 2020, respectively.
(z) Trade notes, accounts and other payable
Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.
(aa) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.
(ab) Capitalization of interest costs
The Company and its subsidiaries capitalized interest costs primarily related to assets under construction such as specific environmental assets, long-term real estate development and ship projects.
(ac) Advertising
The costs of advertising are expensed as incurred.
(ad) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

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(ae) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries
Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
(af) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(ag) Issuance of stock by an affiliate
When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
(ah) New accounting pronouncements
In June 2016, Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale
debt securities. The Company and its subsidiaries adopted these updates on April 1, 2020 through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. Consequently, financial information of comparative periods has not been updated and the disclosures required under Credit Losses Standard are not provided for periods before April 1, 2020. The allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet
credit exposures such as financial guarantees and loan commitments was increased due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥31,745 million in the allowance for credit losses for financial assets, an increase of ¥28,294 million in other liabilities related to off-balance
sheet credit exposures and a decrease of ¥42,855 million in retained earnings in the consolidated balance sheets as of April 1, 2020. The Company and its subsidiaries expanded their disclosures that were required by these updates, primarily regarding credit quality information and estimates of the allowance for credit losses.
In January 2017, Accounting Standards Update
2017-04
(“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This update eliminates Step 2 from the conventional two-step
goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. The Company and its subsidiaries adopted this update on April 1, 2020. Generally, the effect of adopting this update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

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In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.

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In August 2018, Accounting Standards Update
2018-13
(“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This update modifies and adds the disclosure requirements for Fair Value Measurements. This update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries adopted the modifications and additions of disclosure requirements on April 1, 2020. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.
In August 2018, Accounting Standards Update
2018-14
(“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC
715-20
(“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. The Company and its subsidiaries adopted this update on April 1, 2020. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and early adoption is permitted. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In January 2020, Accounting Standards Update
2020-01
(“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging” —ASC 321 (“Investments—Equity Securities”), ASC 323 (“Investments—Equity Method and Joint Ventures”), and ASC 815 (“Derivatives and Hedging”)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments—Equity Securities”) immediately before applying or upon discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. This update is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2022. We are currently in the process of identifying the potential effect on the Company and its subsidiaries’ results of operations or financial position by the adoption of these updates.

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3.	Fair Value Measurements
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

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The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2020:
March 31, 2020

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥90,893	¥0	¥90,893	¥0
Trading debt securities	7,431	0	7,431	0
Available-for-sale debt securities:	1,631,185	21,490	1,521,342	88,353
Japanese and foreign government bond securities*2	653,945	3,301	650,644	0
Japanese prefectural and foreign municipal bond securities	250,355	0	247,523	2,832
Corporate debt securities*3	596,477	18,189	574,294	3,994
CMBS and RMBS in the Americas	48,672	0	48,672	0
Other asset-backed securities and debt securities	81,736	0	209	81,527
Equity securities*4*5	375,174	58,400	232,873	83,901
Derivative assets:	39,690	202	20,258	19,230
Options held/written and other	21,346	0	2,116	19,230
Futures, foreign exchange contracts	13,265	202	13,063	0
Foreign currency swap agreements	5,079	0	5,079	0
Netting*6	(9,152)	0	0	0
Net derivative assets	30,538	0	0	0
Other assets:	18,206	0	0	18,206
Reinsurance recoverables*7	18,206	0	0	18,206

Total	¥2,162,579	¥80,092	¥1,872,797	¥209,690

Liabilities:
Derivative liabilities:	¥73,649	¥2,471	¥71,178	¥0
Interest rate swap agreements	44,002	0	44,002	0
Options held/written and other	20,004	0	20,004	0
Futures, foreign exchange contracts	9,506	2,471	7,035	0
Foreign currency swap agreements	137	0	137	0
Netting*6	(9,152)	0	0	0
Net derivative Liabilities	64,497	0	0	0
Policy Liabilities and Policy Account Balances:	300,739	0	0	300,739
Variable annuity and variable life insurance contracts*8	300,739	0	0	300,739

Total	¥374,388	¥2,471	¥71,178	¥300,739

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December 31, 2020

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥97,321	¥0	¥97,321	¥0
Trading debt securities	2,748	0	2,748	0
Available-for-sale debt securities:	1,893,060	6,303	1,777,375	109,382
Japanese and foreign government bond securities*2	754,069	3,408	750,661	0
Japanese prefectural and foreign municipal bond securities	272,340	0	269,647	2,693
Corporate debt securities*3	730,051	2,895	725,894	1,262
CMBS and RMBS in the Americas	30,970	0	30,970	0
Other asset-backed securities and debt securities	105,630	0	203	105,427
Equity securities*4*5	398,998	81,169	241,869	75,960
Derivative assets:	22,301	15	7,432	14,854
Options held/written and other	16,725	0	1,871	14,854
Futures, foreign exchange contracts	5,062	15	5,047	0
Foreign currency swap agreements	417	0	417	0
Interest rate swap agreements	97	0	97	0
Netting*6	(1,462)	0	0	0
Net derivative assets	20,839	0	0	0
Other assets:	7,293	0	0	7,293
Reinsurance recoverables*7	7,293	0	0	7,293

Total	¥2,421,721	¥87,487	¥2,126,745	¥207,489

Liabilities:
Derivative liabilities:	¥66,249	¥858	¥65,355	¥36
Interest rate swap agreements	36,981	0	36,981	0
Options held/written and other	16,956	0	16,920	36
Futures, foreign exchange contracts	9,675	858	8,817	0
Foreign currency swap agreements	2,637	0	2,637	0
Netting*6	(1,462)	0	0	0
Net derivative Liabilities	64,787	0	0	0
Policy Liabilities and Policy Account Balances:	290,273	0	0	290,273
Variable annuity and variable life insurance contracts*8	290,273	0	0	290,273

Total	¥356,522	¥858	¥65,355	¥290,309

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*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were gains of ¥971 million and losses of ¥1,585 million from the change in the fair value of the loans for the nine months ended December 31, 2019 and 2020, respectively. Included in “Other (income) and expense” in the consolidated statements of income were gain of ¥622 million and losses of ¥1,124 million from the change in the fair value of the loans for the three months ended December 31, 2019 and 2020, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2019 and 2020 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2020, were ¥84,906 million and ¥90,893 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥5,987 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2020, were ¥93,104 million and ¥97,321 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥4,217 million. As of March 31, 2020 and December 31, 2020, there were no
loans that are 90 days or more past due or, in
non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥7 million and gains of ¥22 million from the change in the fair value of those investments for the nine months ended December 31, 2019 and 2020, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses
of ¥7 million and
gains
of ¥8 million from the change in the fair value of those investments for the three months ended December 31, 2019 and 2020, respectively. The amounts of aggregate fair value elected the fair value option were ¥780 million and ¥1,406 million as of March 31, 2020 and December 31, 2020, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,048 million and ¥1,165 million from the change in the fair value of those investments for the nine months ended December 31, 2019 and 2020, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥231 million and ¥18 million from the change in the fair value of those investments for the three months ended December 31, 2019 and 2020, respectively. The amounts of aggregate fair value elected the fair value option were ¥18,189 million and ¥2,895 million as of March 31, 2020 and December 31, 2020, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥533 million and ¥2,943 million from the change in the fair value of those investments for the nine months ended December 31, 2019 and 2020, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥121 million and ¥329 million from the change in the fair value of those investments for the three months ended December 31, 2019 and 2020, respectively. The amounts of aggregate fair value elected the fair value option were ¥6,326 million and ¥4,471 million as of March 31, 2020 and December 31, 2020, respectively.

*5
The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥11,631 million and ¥12,480 million as of March 31, 2020 and December 31, 2020, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥18,206 million and ¥7,293 million as of March 31, 2020 and December 31, 2020, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings during the nine and three months ended December 31, 2019 and 2020, see Note 18 “Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥300,739 million and ¥290,273 million as of March 31, 2020 and December 31, 2020, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2019 and 2020, see Note 18 “Life Insurance Operations.”

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The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2019 and 2020:
Nine months ended December 31, 2019

	Millions of yen

	Balance at April 1, 2019	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2019 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥100,447	¥1,339	¥(1,023)	¥316	¥33,606	¥(3,425)	¥(26,987)	¥(2,991)	¥100,966	¥213
Japanese prefectural and foreign municipal bond securities	2,888	0	(37)	(37)	0	0	0	0	2,851	0
Corporate debt securities	7,158	0	(9)	(9)	900	0	(842)	(2,991)	4,216	0
Other asset-backed securities and debt securities	90,401	1,339	(977)	362	32,706	(3,425)	(26,145)	0	93,899	213
Equity securities	61,193	5,594	(131)	5,463	10,075	(5,760)	(4,789)	0	66,182	5,532
Investment funds	61,193	5,594	(131)	5,463	10,075	(5,760)	(4,789)	0	66,182	5,532
Derivative assets and liabilities (net)	5,272	5,238	(93)	5,145	0	0	0	0	10,417	5,238
Options held/written and other	5,272	5,238	(93)	5,145	0	0	0	0	10,417	5,238
Other asset	12,449	(5,355)	0	(5,355)	2,303	0	(178)	0	9,219	(5,355)
Reinsurance recoverables *5	12,449	(5,355)	0	(5,355)	2,303	0	(178)	0	9,219	(5,355)
Policy Liabilities and Policy Account Balances	360,198	(12,426)	189	(12,237)	0	0	(39,418)	0	333,017	(12,426)
Variable annuity and variable life insurance contracts *6	360,198	(12,426)	189	(12,237)	0	0	(39,418)	0	333,017	(12,426)

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Nine months ended December 31, 2020

	Millions of yen

	Balance at April 1, 2020	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2020 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2020 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥88,353	¥(2,063)	¥10,102	¥8,039	¥23,936	¥(4,874)	¥(4,072)	¥(2,000)	¥109,382	¥(48)	¥9,887
Japanese prefectural and foreign municipal bond securities	2,832	0	(139)	(139)	0	0	0	0	2,693	0	(139)
Corporate debt securities	3,994	0	2	2	0	0	(734)	(2,000)	1,262	0	1
Other asset-backed securities and debt securities	81,527	(2,063)	10,239	8,176	23,936	(4,874)	(3,338)	0	105,427	(48)	10,025
Equity securities	83,901	5,308	(3,805)	1,503	871	(4,709)	(5,281)	(325)	75,960	5,095	(3,801)
Investment funds	83,901	5,308	(3,805)	1,503	871	(4,709)	(5,281)	(325)	75,960	5,095	(3,801)
Derivative assets and liabilities (net)	19,230	(3,492)	(950)	(4,442)	30	0	0	0	14,818	(3,492)	(950)
Options held/written and other	19,230	(3,492)	(950)	(4,442)	30	0	0	0	14,818	(3,492)	(950)
Other asset	18,206	(12,759)	0	(12,759)	2,064	0	(218)	0	7,293	(12,759)	0
Reinsurance recoverables *5	18,206	(12,759)	0	(12,759)	2,064	0	(218)	0	7,293	(12,759)	0
Policy Liabilities and Policy Account Balances	300,739	(34,141)	(892)	(35,033)	0	0	(45,499)	0	290,273	(34,141)	(892)
Variable annuity and variable life insurance contracts *6	300,739	(34,141)	(892)	(35,033)	0	0	(45,499)	0	290,273	(34,141)	(892)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the nine months ended December 31, 2019, corporate debt securities totaling ¥2,991 million were transferred from Level 3 to Level 2, since the inputs became observable. In the nine months ended December 31, 2020, corporate debt securities totaling ¥2,000 million and investment funds totaling ¥325 million were transferred from Level 3 to Level 2, since the inputs became observable.

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The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2019 and 2020:
Three months ended December 31, 2019

	Millions of yen

	Balance at September 30, 2019	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2019 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥87,265	¥244	¥1,122	¥1,366	¥17,532	¥(3,293)	¥(1,904)	¥0	¥100,966	¥141
Japanese prefectural and foreign municipal bond securities	2,808	0	43	43	0	0	0	0	2,851	0
Corporate debt securities	3,638	0	(15)	(15)	900	0	(307)	0	4,216	0
Other asset-backed securities and debt securities	80,819	244	1,094	1,338	16,632	(3,293)	(1,597)	0	93,899	141
Equity securities	65,854	929	1,283	2,212	4,639	(3,368)	(3,155)	0	66,182	1,137
Investment funds	65,854	929	1,283	2,212	4,639	(3,368)	(3,155)	0	66,182	1,137
Derivative assets and liabilities (net)	16,275	(6,123)	265	(5,858)	0	0	0	0	10,417	(6,123)
Options held/written and other	16,275	(6,123)	265	(5,858)	0	0	0	0	10,417	(6,123)
Other asset	11,382	(2,874)	0	(2,874)	750	0	(39)	0	9,219	(2,874)
Reinsurance recoverables *5	11,382	(2,874)	0	(2,874)	750	0	(39)	0	9,219	(2,874)
Policy Liabilities and Policy Account Balances	336,840	(10,387)	(94)	(10,481)	0	0	(14,304)	0	333,017	(10,387)
Variable annuity and variable life insurance contracts *6	336,840	(10,387)	(94)	(10,481)	0	0	(14,304)	0	333,017	(10,387)

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Three months ended December 31, 2020

	Millions of yen

	Balance at September 30, 2020	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net)	Balance at December 31, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2020 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at December 31, 2020 *2
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale debt securities	¥101,292	¥(680)	¥1,264	¥584	¥10,305	¥(875)	¥(1,924)	¥0	¥109,382	¥(107)	¥1,191
Japanese prefectural and foreign municipal bond securities	2,753	0	(60)	(60)	0	0	0	0	2,693	0	(60)
Corporate debt securities	1,501	0	0	0	0	0	(239)	0	1,262	0	(1)
Other asset-backed securities and debt securities	97,038	(680)	1,324	644	10,305	(875)	(1,685)	0	105,427	(107)	1,252
Equity securities	76,664	3,464	(1,562)	1,902	2	(1,337)	(1,271)	0	75,960	3,319	(1,562)
Investment funds	76,664	3,464	(1,562)	1,902	2	(1,337)	(1,271)	0	75,960	3,319	(1,562)
Derivative assets and liabilities (net)	20,492	(5,283)	(391)	(5,674)	0	0	0	0	14,818	(5,283)	(391)
Options held/written and other	20,492	(5,283)	(391)	(5,674)	0	0	0	0	14,818	(5,283)	(391)
Other asset	9,062	(2,400)	0	(2,400)	691	0	(60)	0	7,293	(2,400)	0
Reinsurance recoverables *5	9,062	(2,400)	0	(2,400)	691	0	(60)	0	7,293	(2,400)	0
Policy Liabilities and Policy Account Balances	296,810	(16,700)	(151)	(16,851)	0	0	(23,388)	0	290,273	(16,700)	(151)
Variable annuity and variable life insurance contracts *6	296,810	(16,700)	(151)	(16,851)	0	0	(23,388)	0	290,273	(16,700)	(151)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2
Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4
Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5
“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended three months ended December 31, 2019 and 2020.

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The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during year ended March 31, 2020 and the nine months ended December 31, 2020. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
Year ended March 31, 2020

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥4,823	¥0	¥0	¥4,823
Real estate collateral-dependent loans (net of allowance for probable loan losses)	12,557	0	0	12,557
Investment in operating leases and property under facility operations	5,731	0	1,193	4,538
Certain investments in affiliates	11,213	8,741	0	2,472

	¥34,324	¥8,741	¥1,193	¥24,390

Nine months ended December 31, 2020
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥524	¥0	¥524	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	7,752	0	0	7,752
Investment in operating leases and property under facility operations	1,489	0	1,317	172
Certain e quity securities	3,523	0	0	3,523
Certain investments in affiliates	10,366	8,799	0	1,567

	¥23,654	¥8,799	¥1,841	¥13,014

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.
Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

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The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.
Investment in operating leases and property under facility operations, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security, discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

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Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain overseas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment fund
s, certain equity securities
and certain investments in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, and broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.
Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
Reinsurance recoverables
Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.
Variable annuity and variable life insurance contracts
A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

–

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Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2020.

	March 31, 2020
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,832	Discounted cash flows	Discount rate	8.5% (8.5%)
Corporate debt securities	1,995	Discounted cash flows	Discount rate	0.4% – 2.5% (0.8%)
	1,999	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	20,582	Discounted cash flows	Discount rate	1.0% – 51.2% (12.1%)
			Probability of default	1.9% (1.9%)
	60,945	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	5,714	Internal cash flows	Discount rate	0.0% (0.0%)
	54,898	Discounted cash flows	WACC	7.6% – 19.1% (16.5%)
			EV/Terminal EBITDA multiple	7.0x-11.9x (9.3x)
		Market multiples	EV/Last twelve months EBITDA multiple	7.5x-11.8x (9.4x)
			EV/Forward EBITDA multiple	6.5x-10.3x (8.4x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x-12.1x (9.5 x)
	23,289	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	19,170	Discounted cash flows	Discount rate	12.0% – 33.0% (14.4%)
	60	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	18,206	Discounted cash flows	Discount rate	(0.2)% – 0.6% (0.2%)
			Mortality rate	0.0% – 100.0% (1.4%)
			Lapse rate	1.5% – 14.0% (7.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥209,690

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥300,739	Discounted cash flows	Discount rate	(0.2)% – 0.6% (0.2%)
			Mortality rate	0.0% – 100.0% (1.3%)
			Lapse rate	1.5% – 30.0% (6.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(80.9%)

Total	¥300,739

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0
 –

	December 31, 2020
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,693	Discounted cash flows	Discount rate	8.5% (8.5%)
Corporate debt securities	1,262	Discounted cash flows	Discount rate	0.3% – 1.8% (0.7%)
Other asset-backed securities and debt securities	21,204	Discounted cash flows	Discount rate	1.0% – 51.2% (10.9%)
			Probability of default	1.9% (1.9%)
	84,223	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	3,630	Internal cash flows	Discount rate	0.0% (0.0%)
	64,895	Discounted cash flows	WACC	13.1% – 18.7% (16.6%)
			EV/Terminal EBITDA multiple	6.4x-10.5x (9.0x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.2x-7.2x (6.0x)
			EV/Forward EBITDA multiple	6.2x-9.2x (7.3x)
			EV/Precedent transaction last twelve months EBITDA multiple	5.9x - 11.2x
				(8.7x)
	7,435	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	14,786	Discounted cash flows	Discount rate	12.0% – 33.0% (14.9%)
	68	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	7,293	Discounted cash flows	Discount rate	0.0% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.5%)
			Lapse rate	1.5% – 14.0% ( 7.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (100.0%)

Total	¥207,489

Liabilities:
Derivative liabilities:
Other	¥36	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	290,273	Discounted cash flows	Discount rate	0.0% – 0.4% (0.1%)
			Mortality rate	0.0% – 100.0% (1.4%)
			Lapse rate	1.5% – 30.0% (7.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (78.8%)

Total	¥290,309

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1
 –

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during year ended March 31, 2020 and the nine
months ended
December

3
1
, 2020.

	Year ended March 31, 2020
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Loans held for sale	¥4,823	Discounted cash flows	Discount rate	5.7% – 7.7% (6.8%)
Real estate collateral-dependent loans (net of allowance for probable loan losses)	12,557	Direct capitalization	Capitalization rate	5.6% – 7.0% (6.0%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	302	Direct capitalization	Capitalization rate	4.3% (4.3%)
		Discounted cash flows	Discount rate	4.1% (4.1%)
	4,236	Appraisals	—	—
Certain investments in affiliates	359	Discounted cash flows	WACC	14.0% (14.0%)
		Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	7.0x (7.0x)
			EV/Precedent transaction three year average EBITDA multiple	7.0x (7.0x)
	2,113	Appraisals	—	—

	¥24,390

	Nine months ended December 31, 2020
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	2,207	Direct capitalization	Capitalization rate	5.1% – 7.0% (5.9%)
	5,545	Appraisals	—	—
Investment in operating leases and property under facility operations	172	Appraisals	—	—
Certain e quity security	3,523	Appraisals	—	—
Certain investments in affiliates	1,567	Appraisals	—	—

	¥13,014

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.
Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

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4.	Acquisitions and Divestitures
(1) Acquisitions
There were no material acquisitions during the nine months ended December 31, 2019 and 2020.
During the three months ended June 30, 2020, we completed the purchase price allocation of wind power generation subsidiaries in India, which became our wholly owned subsidiaries during the three months ended December 31, 2019. As a result, the fair value of net assets acquired, which is the difference between the assets acquired and liabilities assumed, exceeded the fair value of the consideration paid by ¥4,365 million, and this excess was recognized as bargain purchase gain.
(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2019 and 2020 were ¥58,488 million and ¥9,436 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2019 mainly consisted of ¥16,216 million in Real Estate, ¥24,052 million in ORIX USA and ¥18,127 million in PE Investment and Concession. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2020 mainly consisted of ¥2,451 million in ORIX USA,
¥4,936 million
Asia and Australia,
 ¥
574
million in Corporate Financial Services and Maintenance Leasing and ¥
1,131
million in Environment and Energy.
Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2019 and 2020 were ¥25,200 million and ¥1,755 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2019 mainly consisted of ¥16,193 million in PE Investment and Concession and ¥8,700 million in ORIX USA. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2020 mainly consisted of ¥538 million in Corporate Financial Services and Maintenance Leasing and ¥1,114 million in Environment and Energy.
Since April 1, 2020, the reportable segments have been reorganized. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.

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5.	Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue for the nine and three months ended December 31, 2019 and 2020 are as follows;

	Millions of yen	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Revenues from contracts with customers	¥866,201	¥781,423
Other revenues *	851,584	884,271

Total revenues	¥1,717,785	¥1,665,694

	Millions of yen	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Revenues from contracts with customers	¥289,145	¥275,680
Other revenues *	293,195	305,276

Total revenues	¥582,340	¥580,956

*
Other revenues are not considered to be within the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 25 “Segment Information.”

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4
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Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as precious metals, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume the all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

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5
 –

Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer business management software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

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The following table provides information about balances from contracts with customers as of March 31, 2020 and December 31, 2020.

	Millions of yen
	March 31, 2020	December 31, 2020
Trade Notes, Accounts and Other Receivable	¥165,676	¥179,051
Contract assets (Included in Other Assets)	3,811	7,186
Contract liabilities (Included in Other Liabilities)	32,805	32,570
For the nine months ended December 31, 2019 and 2020, there were no significant changes in contract assets. For the nine months ended December 31, 2019, contract liabilities decreased due to deconsolidation of contract liabilities of ¥14,342 million related to facilities operation caused by the sale of ORIX Living. For the nine months ended December 31, 2020, there were no significant changes in contract liabilities.
For the nine months ended December 31, 2019, revenue amounted to ¥28,209 million was included in contract liabilities as of the beginning of the previous fiscal year. For the nine months ended December 31, 2020, revenue amounted to ¥27,842 million was included in contract liabilities as of the end of the previous fiscal year.
For the three months ended December 31, 2019, revenue amounted to ¥5,262 million was included in contract liabilities as of the beginning of the previous fiscal year. For the three months ended December 31, 2020, revenue amounted to ¥6,263 million was included in contract liabilities as of the end of the previous fiscal year.
As of December 31, 2020, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥148,813 million. Remaining term for the obligations ranges up to 14 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

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6.	Leases
Lessor
Lease income for the nine and three months ended December 31, 2019 and 2020 are as follows:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Lease income—net investment in leases
Interest income	¥56,155	¥51,698
Other	1,601	1,325
Lease income—operating leases *	321,428	296,520

Total lease income	¥379,184	¥349,543

*   Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥23,044 million and ¥13,745 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥14,234 million and ¥6,625 million, for the nine months ended December 31, 2019 and 2020, respectively.

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Lease income—net investment in leases
Interest income	¥18,900	¥17,385
Other	511	460
Lease income—operating leases *	106,503	98,559

Total lease income	¥125,914	¥116,404

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥4,636 million and ¥991 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥6,047 million and ¥3,491 million, for the three months ended December 31, 2019 and 2020, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for the nine and three months ended December 31, 2019 and 2020.

–

 –

7.	Credit Quality of Financing Receivables and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.
Allowance for credit losses—by portfolio segment
Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables
Information about troubled debt restructurings—by class
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and net investment in leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.
The following table provides information about the allowance for credit losses as of March 31, 2020, for the nin
e
 and three months ended
Decem
ber
 3
1
,

2019:

	Nine months ended December 31, 2019
	Millions of yen
	Loans				Net investment in leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011
Provision (Reversal)	9,931	353	3,240	(133)	2,333	15,724
Charge-offs	(9,360)	(1)	(5,046)	(470)	(1,937)	(16,814)
Recoveries	419	0	142	48	23	632
Other*2	(26)	(6)	(609)	11	(1)	(631)

Ending balance	¥22,159	¥1,265	¥18,389	¥2,642	¥12,467	¥56,922

Individually evaluated for impairment	3,528	229	6,009	1,488	0	11,254
Not individually evaluated for impairment	18,631	1,036	12,380	1,154	12,467	45,668
Financing receivables :
Ending balance	¥2,126,058	¥143,103	¥1,251,329	¥14,806	¥1,142,339	¥4,677,635

Individually evaluated for impairment	26,147	2,516	38,119	2,998	0	69,780
Not individually evaluated for impairment	2,099,911	140,587	1,213,210	11,808	1,142,339	4,607,855

–

 –

	Three months ended December 31, 2019
	Millions of yen
	Loans				Net investment in leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,789	¥1,055	¥17,333	¥2,760	¥12,236	¥55,173
Provision (Reversal)	2,956	192	1,499	(55)	559	5,151
Charge-offs	(2,740)	0	(687)	(107)	(599)	(4,133)
Recoveries	146	0	45	28	13	232
Other *2	8	18	199	16	258	499

Ending balance	¥22,159	¥1,265	¥18,389	¥2,642	¥12,467	¥56,922

	March 31, 2020
	Millions of yen
	Loans				Net investment in leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Ending balance	¥20,542	¥1,786	¥21,358	¥1,458	¥11,692	¥56,836

Individually evaluated for impairment	3,602	228	8,950	667	0	13,447
Not individually evaluated for impairment	16,940	1,558	12,408	791	11,692	43,389
Financing receivables :
Ending balance	¥2,171,139	¥132,081	¥1,296,854	¥13,218	¥1,080,964	¥4,694,256

Individually evaluated for impairment	26,533	2,466	55,216	1,605	0	85,820
Not individually evaluated for impairment	2,144,606	129,615	1,241,638	11,613	1,080,964	4,608,436

Note: Loans held for sale are not included in the table above.
*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.

– 7
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In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.
The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired
loans, including loans that are not individually evaluated for impairment, and net investment in leases, the Company and its subsidiaries evaluate prior charge-off
experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off
experience as well as current economic conditions.
In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off
experience. For loans to corporate other borrowers and net investment in leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off
experience in addition to the debtors’ creditworthiness.
The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and net investment in leases. Particularly for non-recourse
loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

– 7
1
 –

The following table provides information about the impaired loans as of March 31, 2020:

	March 31, 2020
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥36,528	¥36,524	¥0
Consumer borrowers		997	995	0
	Real estate loans	584	582	0
	Card loans	0	0	0
	Other	413	413	0
Corporate borrowers		35,423	35,421	0
Non-recourse loans	The Americas	1,705	1,705	0
Other than Non-recourse loans	Real estate companies in Japan	2,268	2,267	0
	Real estate companies in overseas	11,231	11,231	0
	Commercial, industrial and other companies in Japan	8,831	8,830	0
	Commercial, industrial and other companies in overseas	11,388	11,388	0
Purchased loans		108	108	0
With an allowance recorded *2		49,292	48,936	13,447
Consumer borrowers		25,536	25,316	3,602
	Real estate loans	5,178	5,162	817
	Card loans	3,932	3,924	632
	Other	16,426	16,230	2,153
Corporate borrowers		22,259	22,123	9,178
Non-recourse loans	The Americas	761	761	228
Other than Non-recourse loans	Real estate companies in Japan	1,233	1,219	374
	Real estate companies in overseas	1,260	1,260	486
	Commercial, industrial and other companies in Japan	3,649	3,527	2,371
	Commercial, industrial and other companies in overseas	15,356	15,356	5,719
Purchased loans		1,497	1,497	667

Total		¥85,820	¥85,460	¥13,447

Consumer borrowers		26,533	26,311	3,602

	Real estate loans	5,762	5,744	817

	Card loans	3,932	3,924	632

	Other	16,839	16,643	2,153

Corporate borrowers		57,682	57,544	9,178

Non-recourse loans	The Americas	2,466	2,466	228

Other than Non-recourse loans	Real estate companies in Japan	3,501	3,486	374

	Real estate companies in overseas	12,491	12,491	486

	Commercial, industrial and other companies in Japan	12,480	12,357	2,371

	Commercial, industrial and other companies in overseas	26,744	26,744	5,719

Purchased loans		1,605	1,605	667

Note: Loans held for sale are not included in the table above.
*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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2
 –

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due
90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse
loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value
ratios, and other relevant available information.
For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.
The Company and its subsidiaries consider that loans to consumer borrowers, including real estate loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.
Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.
In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse
loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse
loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

– 7
3
 –

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the nine
 and three months ended
De
cember
 3
1
, 2019:

	Nine months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥24,268	¥341	¥300
	Real estate loans	4,906	109	105
	Card loans	3,924	44	38
	Other	15,438	188	157
Corporate borrowers		31,962	106	104
Non-recourse loans	Japan	172	2	2
	The Americas	3,077	0	0
Other than Non-recourse loans	Real estate companies in Japan	1,518	25	25
	Real estate companies in overseas	3,742	0	0
	Commercial, industrial and other companies in Japan	5,718	65	63
	Commercial, industrial and other companies in overseas	17,735	14	14
Purchased loans		3,484	139	139

Total		¥59,714	¥586	¥543

	Three months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥25,781	¥106	¥100
	Real estate loans	5,840	34	32
	Card loans	3,908	13	13
	Other	16,033	59	55
Corporate borrowers		33,618	54	54
Non-recourse loans	Japan	111	0	0
	The Americas	2,495	0	0
Other than Non-recourse loans	Real estate companies in Japan	1,406	6	6
	Real estate companies in overs eas	6,906	0	0
	Commercial, industrial and other companies in Japan	5,282	38	38
	Commercial, industrial and other companies in overseas	17,418	10	10
Purchased loans		3,110	53	53

Total		¥62,509	¥213	¥207

Note: Loans held for sale are not included in the table above.
*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

– 7
4
 –

The following table provides information about the credit quality indicators as of March 31, 2020:

	March 31, 2020
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥2,134,342	¥26,533	¥10,264	¥36,797	¥2,171,139
	Real estate loans	1,877,227	5,762	1,370	7,132	1,884,359
	Card loans	218,011	3,932	1,708	5,640	223,651
	Other	39,104	16,839	7,186	24,025	63,129
Corporate borrowers		1,371,253	57,682	0	57,682	1,428,935
Non-recourse loans	Japan	48,566	0	0	0	48,566
	The Americas	81,049	2,466	0	2,466	83,515
Other than Non-recourse loans	Real estate companies in Japan	297,483	3,501	0	3,501	300,984
	Real estate companies in overseas	119,403	12,491	0	12,491	131,894
	Commercial, industrial and other companies in Japan	242,831	12,480	0	12,480	255,311
	Commercial, industrial and other companies in overseas	581,921	26,744	0	26,744	608,665
Purchased loans		11,613	1,605	0	1,605	13,218
Net investment in leases		1,065,618	0	15,346	15,346	1,080,964
	Japan	741,636	0	5,971	5,971	747,607
	Overseas	323,982	0	9,375	9,375	333,357

Total		¥4,582,826	¥85,820	¥25,610	¥111,430	¥4,694,256

Note: Loans held for sale are not included in the table above.
In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets. The category of
non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when considered impaired, while all the other loans are included in the category of performing assets.
Out of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and net investment in leases, as 90 days or more past-due
financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

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5
 –

The following table provides information about the
non-accrual
and
past-due
financing receivables as of March 31, 2020 :

	March 31, 2020
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,604	¥13,607	¥20,211	¥2,171,139	¥13,607
	Real estate loans	1,863	2,469	4,332	1,884,359	2,469
	Card loans	595	2,114	2,709	223,651	2,114
	Other	4,146	9,024	13,170	63,129	9,024
Corporate borrowers		3,365	26,999	30,364	1,428,935	44,622
Non-recourse loans	Japan	0	0	0	48,566	0
	The Americas	0	2,466	2,466	83,515	2,466
Other than Non-recourse loans	Real estate companies in Japan	0	586	586	300,984	586
	Real estate companies in overseas	1	12,386	12,387	131,894	12,491
	Commercial, industrial and other companies in Japan	226	2,409	2,635	255,311	2,409
	Commercial, industrial and other companies in overseas	3,138	9,152	12,290	608,665	26,670
Net investment in leases		13,702	15,346	29,048	1,080,964	15,346
	Japan	2,755	5,971	8,726	747,607	5,971
	Overseas	10,947	9,375	20,322	333,357	9,375

Total		¥23,671	¥55,952	¥79,623	¥4,681,038	¥73,575

Note: Loans held for sale and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financing receivables as past-due
financing receivables when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms.
The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

– 7
6
 –

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine
 and three months ended
December
3
1
, 2019:

	Nine months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,187	¥6,935
	Real estate loans	16	14
	Card loans	1,422	1,052
	Other	7,749	5,869
Corporate borrowers		4,196	4,196
Non-re c our s e loans	The Americas	340	340
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	3,856	3,856

Total		¥13,383	¥11,131

	Three months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥3,079	¥2,301
	Real estate loans	477	364
	Card loans	2,602	1,937
Corporate borrowers		1,749	1,749
Non-recourse loans	The Americas	340	340
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	1,409	1,409

Total		¥4,828	¥4,050

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse
loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

– 7
7
 –

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2019 and for which there was a payment default during the nine and three months ended December 31, 2019:

	Nine months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,497
	Card loans	7
	Other	1,490
Corporate borrowers		127
Other than Non-recourse loans	Commercial, industrial other companies in overseas	127

Total		¥1,624

	Three months ended December 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥444
	Card loans	4
	Other	440
Corporate borrowers		127
Other than Non-recourse loans	Commercial, industrial other companies in overseas	127

Total		¥571

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.
As of March 31, 2020, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥109 million as of March 31, 2020.

–
7
8 –

8.	Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.
Allowance for credit losses—by portfolio segment
Credit quality of financial assets—by class

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual
Information about troubled debt restructurings—by class
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

–

 –

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for the nine and three months ended December 31, 2020:

	Nine months ended December 31, 2020
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥20,542	¥1,786	¥20,209	¥1,458	¥11,692	¥1,149	¥56,836
Cumulative effect of adopting According Standards Update 2016-13	14,500	1,601	10,725	0	3,550	1,369	31,745
Reclassification to allowance for investment in operating leases *3	0	0	0	0	0	(312)	(312)
Balance at April 1, 2020	35,042	3,387	30,934	1,458	15,242	2,206	88,269
Provision (Reversal)	5,648	162	6,529	36	3,064	599	16,038
Allowance of purchased loans during the reporting period	0	0	0	1,636	0	0	1,636
Charge-offs *4	(7,905)	0	(12,621)	(1,724)	(1,448)	(290)	(23,988)
Recoveries	401	0	72	38	9	6	526
Other *6	302	(170)	(1,330)	102	211	65	(820)

Ending balance	¥33,488	¥3,379	¥23,584	¥1,546	¥17,078	¥2,586	¥81,661

Collective (pool) assessment	29,118	3,162	16,108	654	9,627	944	59,613
Individual assessment	4,370	217	7,476	892	7,451	1,642	22,048

	Three months ended December 31, 2020
	Millions of yen
	Loans				Net investment in leases	Other financial assets measured at amortized cost *2	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses :
Beginning balance	¥34,350	¥3,414	¥28,421	¥1,508	¥16,206	¥2,896	¥86,795
Provision (Reversal)	1,641	38	380	31	1,600	(183)	3,507
Allowance of purchased loans during the reporting period	0	0	0	1,296	0	0	1,296
Charge-offs *5	(2,727)	0	(4,718)	(1,297)	(844)	(144)	(9,730)
Recoveries	150	0	3	8	1	6	168
Other *6	74	(73)	(502)	0	115	11	(375)

Ending balance	¥33,488	¥3,379	¥23,584	¥1,546	¥17,078	¥2,586	¥81,661

Notes 1: Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.
2:
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. Since there is insignificant credit risk associated with those government-backed securities, no allowance for credit losses is recognized. And there is no delinquent or on non-accrual
status on
held-to-maturity
debt securities

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely. Due to the adoption of the credit losses standards, allowance of ¥176,714 million was recorded as credit loss gross-up
treatment for purchased loans on April 1, 2020, and the same amount has been amortized.

*2
Other financial assets measured at amortized cost includes the allowance for credit losses on financial receivables, such as loans to affiliates and accounts receivable. The provision for credit losses of loans to affiliates of ¥6 million were recorded in equity in net income of affiliates. And the allowance for credit losses on loans to affiliates of ¥795 million were recorded in investment in affiliates.

*3
The allowance for accrued payments for investment in operating leases was reclassified to the investment in operating leases balance on April 1, 2020, due to the application of the credit loss standard.

*4	Charge-off include the amount of ¥1,636 million for write-offs of purchased loans.
*5	Charge-off include the amount of ¥1,296 million for write-offs of purchased loans.
*6	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.

– 8
0
 –

The following table provides information about purchased loans which is acquired for the nine and three months ended December 31, 2020:

Millions of yen
Nine months ended December 31, 2020
Purchase price	¥1,221
Allowance for credit losses at acquisition date	1,636
Discount or premium attributable to other factors	152

Par value	¥3,009

Millions of yen
Three months ended December 31, 2020
Purchase price	¥834
Allowance for credit losses at acquisition date	1,296
Discount or premium attributable to other factors	95

Par value	¥2,225

The Company and its subsidiaries develop the allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets and recognize adequately based on the management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic conditions and trends and expected outlook in future.
In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when the purchased loans are considered not to be collected the acquisition price probably, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.
Consumer borrowers mainly consist of real estate loans and card loans. The credit quality of real estate loans is affected from the cash flows derived from the property and its collateral value. The credit quality of card loans is affected from the repayment ability of customer attributes or payment history. The Company and its subsidiaries use these economic indicators to estimate the allowance for credit losses because these factors are reflected to probability of default and loss given default in each portfolio.
Corporate borrowers are classified into
non-recourse
loans and other than
non-recourse
loans. Furthermore, other than
non-recourse
loans are classified into real estate companies and commercial industrial companies and other, which are classified in Japan and overseas, respectively. The credit quality of real estate companies is affected from the real estate market trends. The credit quality of commercial industrial companies and other, which consist of various industries are affected from broader trends in the financial and economic conditions. The allowance for credit losses for corporate borrowers is estimated by considering debtors’ situation, economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases consists of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leases properties, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default

– 8
1
 –

The forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rate, consumer price index, unemployment rate, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by the government and the Financial Services Agency of the Bank of Japan and third-party information providers as economic indicators. For the impact on the expansion of
COVID-19,
the Company and its subsidiaries review forward-looking scenarios with the necessary quantitative adjustment based on the analysis of impact to the referring economic conditions.
On the other hand, if the Company and its subsidiaries are not able to make or obtain reasonable and supportable forecasts of future economic conditions for the entire life of the financial asset, it is required to estimate expected credit losses for the remaining life using an approach that reverts to historical credit loss information.
There are no significant changes on methodologies and indicators used to estimate the allowance for credit losses for nine months ended December 31, 2020.
W
hen
non-performing
financial assets with worse credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based
o
n loss given default and so on,
o
n the other hand, if the
non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated. The individual assessment estimates the allowance for credit losses individually based on the present value of expected future cash flow, the observable market price or the fair value of the collateral securing the financial receivables if the financial receivables are collateral-dependent. The collateral-dependent financial receivables are defined as the finance receivables, which a debtor would be financial difficulty and the collection significantly depend on the collateral. These financial receivables are non-recourse
loans and purchased loans for which cash flow from real estate is the source of repayment. Their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes of these risks affect to the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

– 8
2
 –

The following table provides information about the origination years of financial assets as of December 31, 2020. The revolving repayment card loans that cannot be classified into the origination year among card loans in consumer borrowers are excluded from the table.

December 31, 2020
Millions of yen
Portfolio segment	Origination year (years ended March 31)						Total
Class
Credit Quality	2021	2020	2019	2018	2017	Prior
Consumer borrowers:
Performing	¥306,241	¥449,219	¥339,465	¥229,865	¥231,464	¥524,416	¥2,080,670
Non-Performing	10,041	10,792	6,293	3,500	2,953	4,407	¥37,986

Real estate loans
Performing	300,663	435,567	332,312	225,245	229,665	523,126	¥2,046,578
Non-Performing	3	692	1,692	1,687	2,225	4,012	¥10,311
Other*
Performing	5,578	13,652	7,153	4,620	1,799	1,290	¥34,092
Non-Performing	10,038	10,100	4,601	1,813	728	395	¥27,675
Corporate borrowers:
Performing	226,317	421,009	238,450	138,144	78,102	117,712	¥1,219,734
Non-Performing	4,103	10,778	4,270	4,481	5,356	12,447	¥41,435

Non-recourse loans
Japan
Performing	5,283	24,475	5,283	2,815	0	8,922	¥46,778
The Americas
Performing	957	44,530	25,691	15,664	4,523	7,612	¥98,977
Non-Performing	0	0	0	0	0	1,177	¥1,177
Other than non-recourse loans
Real estate companies in Japan
Performing	85,807	76,554	39,335	29,591	26,242	25,889	¥283,418
Non-Performing	0	383	192	0	628	564	¥1,767
Real estate companies in overseas
Performing	16,005	54,567	15,015	6,316	1,852	2,898	¥96,653
Non-Performing	13	2,970	0	1,625	261	3,152	¥8,021
Commercial, industrial and other companies in Japan
Performing	60,044	55,369	32,004	13,092	11,682	23,701	¥195,892
Non-Performing	666	4,200	210	932	85	1,416	¥7,509
Commercial, industrial and other companies in overseas
Performing	58,221	165,514	121,122	70,666	33,803	48,690	¥498,016
Non-Performing	3,424	3,225	3,868	1,924	4,382	6,138	¥22,961
Purchased loans:
Performing	0	8	0	186	121	10,573	¥10,888
Non-Performing	0	0	0	0	0	1,236	¥1,236

Net investment in leases:
Performing	250,106	291,675	190,741	119,324	74,386	86,537	¥1,012,769
Non-Performing	1,015	3,138	3,476	3,307	3,010	6,800	¥20,746
Japan
Performing	142,489	178,878	133,242	95,377	66,669	83,942	¥700,597
Non-Performing	86	769	1,088	1,588	1,321	4,161	¥9,013
Overseas
Performing	107,617	112,797	57,499	23,947	7,717	2,595	¥312,172
Non-Performing	929	2,369	2,388	1,719	1,689	2,639	¥11,733
Other financial assets measured at amortized cost
Performing	15,691	920	325	863	2,630	12,108	¥32,537
Non-Performing	0	0	0	1,171	0	0	¥1,171

Total (excluding revolving repayment card loans)
Performing	798,355	1,162,831	768,981	488,382	386,703	751,346	¥4,356,598
Non-Performing	15,159	24,708	14,039	12,459	11,319	24,890	¥102,574

Note: Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.

*	Other in consumer borrowers includes guarantee claims of consumer loans. For further information, see Note 24 “Commitments, Guarantees and Contingent Liabilities”

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3
 –

The revolving repayment card loans that cannot be classified into the origination year among card loans in consumer borrowers as of December 31, 2020 are as follows:

	December 31, 2020
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥188,618	¥0	¥188,618	¥4,356,598	¥4,545,216

Non-Performing	1,934	3,757	5,691	102,574	¥108,265

Out of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans, card loans and other, which are not restructured) and net investment in leases as 90 days or more past-due
financing receivables not individually evaluated, and consider the others as loans individually evaluated. After the Company and its subsidiaries have set aside provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.
The following table provides information about the
past-due
financial assets as of December 31, 2020:

	December 31, 2020
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,319	¥15,243	¥19,562	¥2,312,965
	Real estate loans	1,407	2,995	4,402	2,056,889
	Card loans	357	1,956	2,313	194,309
	Other	2,555	10,292	12,847	61,767
Corporate borrowers		5,230	23,790	29,020	1,261,169
Non-recourse loans	Japan	0	0	0	46,778
	The Americas	1,588	1,177	2,765	100,154
Other than Non-recourse loans	Real estate companies in Japan	31	904	935	285,185
	Real estate companies in overseas	0	8,008	8,008	104,674
	Commercial, industrial and other companies in Japan	234	5,396	5,630	203,401
	Commercial, industrial and other companies in overseas	3,377	8,305	11,682	520,977
Net investment in leases		12,446	17,322	29,768	1,033,515
	Japan	5,198	6,586	11,784	709,610
	Overseas	7,248	10,736	17,984	323,905

Total		¥21,995	¥56,355	¥78,350	¥4,607,649

Note: Loans held for sale and purchased loans are not included in the table above.

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In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.
The following table provides information about
non-accrual
of financial assets as of December 31, 2020:

December 31, 2020
Millions of yen
	Installment loans			Net investment in leases	Total
	Consumer borrowers	Corporate borrowers
		Non- recourse loans	Other than non- recourse loans
Non-accrual of financial assets:
Beginning balance	¥13,607	¥2,466	¥42,156	¥15,346	¥73,575
Ending balance	15,286	9,382	34,050	17,322	¥76,040
Interest income recognized during the reporting period	412	0	147	0	¥559
Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income	771	0	11,892	0	¥12,663
The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

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The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2020:

Nine months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥7,236	¥5,262
	Real estate loans	22	17
	Card loans	1,285	965
	Other	5,929	4,280
Corporate borrowers		10,485	9,237
Non-recourse loans	The Americas	340	340
Other than Non-recourse loans	Real estate companies in overseas	104	104
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	10,003	8,755

Total		¥17,721	¥14,499

Three months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥1,857	¥1,111
	Real estate loans	7	4
	Card loans	416	295
	Other	1,434	812
Corporate borrowers		3,384	2,469
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	3,384	2,469

Total		¥5,241	¥3,580

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse
loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.

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6
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For the
nine
months ended
December
 3
1
, 2020, while there are the financial assets required to defer the payments other than the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are judged not to meet the definition of troubled debt restructuring are not included in the troubled debt restructuring stated the above.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2020 and for which there was a payment default during the nine and three months ended December 31, 2020:

Nine months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥334
	Card loans	32
	Other	302
Consumer borrowers		1
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	1

Total		¥335

Three months ended December 31, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
C onsumer borrowers		¥64
	Card loans	14

	Other	50
Total		¥64

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the
modified
terms
.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.
As of December 31, 2020, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥295 million as of December 31, 2020.

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9.	Investment in Securities
Investment in securities as of March 31, 2020 and December 31, 2020 consists of the following:

	Millions of yen
	March 31, 2020	December 31, 2020
Equity securities *	¥492,902	¥537,485
Trading debt securities	7,431	2,748
Available-for-sale debt securities	1,631,185	1,893,060
Held-to-maturity debt securities	113,805	113,403

Total	¥2,245,323	¥2,546,696

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥254,853 million and ¥269,056 million as of March 31, 2020 and December 31, 2020, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥70,129 million and ¥81,347 million as of March 31, 2020 and December 31, 2020, respectively. The amount of investment funds elected for the fair value option included in equity securities were ¥6,326 million and ¥4,471 million as of March 31, 2020 and December 31, 2020, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 18 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of December 31, 2019 were gains of ¥34,529 million and ¥22,522 million, respectively, for the nine and three months ended December 31, 2019. Net unrealized holding gains (losses) on equity securities held as of December 31, 2020 were gains of ¥67,858 million and ¥30,525 million, respectively, for the nine and three months ended December 31, 2020, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2020 and December 31, 2019, and for the nine and three months ended December 31, 2019 and 2020.

	Millions of yen
	March 31, 2020			Nine months ended December 31, 2019		Three months ended December 31, 2019
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,968	¥(13,428)	¥112	¥(38)	¥43	¥0	¥5

	Millions of yen
	December 31, 2020			Nine months ended December 31, 2020		Three months ended December 31, 2020
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥44,660	¥(13,252)	¥253	¥(961)	¥142	¥(187)	¥46

–

 –

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2019 were losses of ¥7 million and ¥74 million, respectively, for the nine and three months ended December 31, 2019. Net unrealized holding gains (losses) on trading debt securities held as of December 31, 2020 were gain of ¥45 million and ¥41 million, respectively, for the nine and three months ended December 31, 2020.
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2020 and December 31, 2020, these investments were fair valued at ¥6,326 million and ¥4,471 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2020 and December 31, 2020, these investments were fair valued at ¥780 million and ¥1,406 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2020 and December 31, 2020, these investments were fair valued at ¥18,189 million and ¥2,895 million, respectively.

–

 –

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2020 and December 31, 2020 are as follows:
March 31, 2020

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥640,197	¥21,063	¥(7,315)	¥653,945
Japanese prefectural and foreign municipal bond securities	251,738	2,031	(3,414)	250,355
Corporate debt securities	595,625	8,727	(7,875)	596,477
CMBS and RMBS in the Americas	56,957	929	(9,214)	48,672
Other asset-backed securities and debt securities	92,363	3,267	(13,894)	81,736

	1,636,880	36,017	(41,712)	1,631,185

Held-to-maturity debt securities:
Japanese government bond securities and other	113,805	29,384	0	143,189

	¥1,750,685	¥65,401	¥(41,712)	¥1,774,374

December 31, 2020

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥773,305	¥10,407	¥(29,643)	¥754,069
Japanese prefectural and foreign municipal bond securities	270,648	3,991	(2,299)	272,340
Corporate debt securities	725,795	11,610	(7,354)	730,051
CMBS and RMBS in the Americas	33,089	396	(2,515)	30,970
Other asset-backed securities and debt securities	103,141	3,875	(1,386)	105,630

	1,905,978	30,279	(43,197)	1,893,060

Held-to-maturity debt securities:
Japanese government bond securities and other	113,403	27,576	0	140,979

	¥2,019,381	¥57,855	¥(43,197)	¥2,034,039

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The following tables provide information about
available-for-sale
debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2020 and December 31, 2020, respectively:
March 31, 2020

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥116,967	¥(2,881)	¥165,642	¥(4,434)	¥282,609	¥(7,315)
Japanese prefectural and foreign municipal bond securities	143,563	(3,413)	219	(1)	143,782	(3,414)
Corporate debt securities	260,738	(4,643)	22,631	(3,232)	283,369	(7,875)
CMBS and RMBS in the Americas	30,830	(7,486)	5,768	(1,728)	36,598	(9,214)
Other asset-backed securities and debt securities	26,612	(3,759)	22,727	(10,135)	49,339	(13,894)

	¥578,710	¥(22,182)	¥216,987	¥(19,530)	¥795,697	¥(41,712)

December 31, 2020
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥410,619	¥(17,190)	¥178,497	¥(12,453)	¥589,116	¥(29,643)
Japanese prefectural and foreign municipal bond securities	92,069	(1,627)	12,666	(672)	104,735	(2,299)
Corporate debt securities	259,418	(5,185)	46,724	(2,169)	306,142	(7,354)
CMBS and RMBS in the Americas	21,814	(2,433)	1,914	(82)	23,728	(2,515)
Other asset-backed securities and debt securities	8,087	(169)	27,134	(1,217)	35,221	(1,386)

	¥792,007	¥(26,604)	¥266,935	¥(16,593)	¥1,058,942	¥(43,197)

Note: There was no allowance for credit losses for
available-for-sale
debt securities with gross unrealized losses as of December 31, 2020.
The number of investment securities that were in an unrealized loss position as of March 31, 2020 and December 31, 2020 were 678 and 574, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of December 31, 2020, the amount of accrued revenues on
available-for-sale
debt securities was ¥6,183 million, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of December 31, 2020.
Credit Losses Standard has been adopted since April 1, 2020.

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1
 –

For debt securities other than trading, before the adoption of Credit Losses Standard, in the case of the fair value being below the amortized cost, the Company and its subsidiaries assess whether the debt securities are other-than-temporarily impaired on the basis of all available information about the collectability. The Company and its subsidiaries do not consider debt securities other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt securities, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost. On the other hand, the Company and its subsidiaries consider debt securities other-than-temporarily impaired if any of the three conditions mentioned above are not met.
There were no other-than-temporary impairment losses recognized in other comprehensive income (loss) or earnings for the nine months ended December 31, 2019.
For debt securities other than trading securities, after the adoption of Credit Losses Standard, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost. As a result, available-for-sale
debt securities without any direct write-down recognized no allowance for credit losses for the nine months ended December 31, 2020, because no credit losses existed. Note, the Company and its subsidiaries do not intend to sell the available-for-sale
debt securities or it is not more likely than not that the Company and its subsidiaries will be required to sell the available-for-sale
debt securities before recovery of the amortized cost basis.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
For
available-for-sale
debt securities held as of December 31, 2019, roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for the nine and three months ended December 31, 2019 are as follows:

Millions of yen
Nine months ended December 31, 2019
Beginning	¥2,102
Movement during the period	0

Ending	¥2,102

Millions of yen
Three months ended December 31, 2019
Beginning	¥2,102
Movement during the period	0

Ending	¥2,102

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2
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In addition, the
non-credit
loss component on the other-than-temporary impaired
available-for-sale
debt securities mentioned above is recognized in other comprehensive income (loss), net of applicable income taxes. These impairments included the amount of unrealized gains or losses for the changes in fair value of the available-for-sale
debt securities after recognition of other-than-temporary impairments in earnings. Unrealized gains and unrealized losses recorded in accumulated other comprehensive income (loss) on these available-for-sale
debt securities as of March 31, 2020 were not material.

10.	Transfer of Financial Assets
The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).
In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.
The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.
When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.
For the nine months ended December 31, 2019 and 2020, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥431,379 million and ¥968,819 million, respectively. For the nine months ended December 31, 2019 and 2020, gains (losses) from the securitization and transfer of loans were ¥13,378 million and ¥25,271 million, respectively, which is included in finance revenues in the consolidated statements of income.
For the three months ended December 31, 2019 and 2020, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥154,890 million and ¥415,914 million, respectively. For the three months ended December 31, 2019 and 2020, gains (losses) from the securitization and transfer of loans were ¥3,675 million and ¥9,226 million, respectively, which is included in finance revenues in the consolidated statements of income.

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A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets for the nine and three months ended December 31, 2019 and 2020 are as follows:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020	Three months ended December 31, 2019	Three months ended December 31, 2020
Beginning balance	¥31,572	¥57,705	¥32,364	¥57,701
Increase mainly from loans sold with servicing retained	6,354	11,823	2,253	4,861
Decrease mainly from amortization	(3,764)	(9,032)	(1,339)	(3,687)
Increase (Decrease) from the effects of changes in foreign exchange rates	(388)	(2,887)	496	(1,266)

Ending balance	¥33,774	¥57,609	¥33,774	¥57,609

The fair value of the servicing assets as of March 31, 2020 and December 31, 2020 are as follows:
	Millions of yen
	March 31, 2020	December 31, 2020
Beginning balance	¥39,846	¥60,419
Ending balance	¥60,419	¥63,947

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11.	Variable Interest Entities
The Company and its subsidiaries use SPEs in the ordinary course of business.
These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.
The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.
All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.
The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.
The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.
The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

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5
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Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2020

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,546	2	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	80,385	17,941	21,970	5,153
(d) VIEs for corporate rehabilitation support business	465	9	0	0
(e) VIEs for investment in securities	82,098	28	0	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	267,548	159,181	267,548	0
(g) VIEs for securitization of loan receivable originated by third parties	2,358	3,037	2,358	0
(h) VIEs for power generation projects	393,797	284,772	355,107	40,111
(i) Other VIEs	163,948	66,411	141,988	0

Total	¥993,145	¥531,381	¥788,971	¥45,264

December 31, 2020

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,031	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	62,658	12,500	18,078	4,543
(d) VIEs for corporate rehabilitation support business	398	10	0	0
(e) VIEs for investment in securities	80,142	169	32	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	299,184	181,030	299,184	0
(g) VIEs for securitization of loan receivable originated by third parties	443	920	443	0
(h) VIEs for power generation projects	392,540	279,142	365,182	33,993
(i) Other VIEs	167,309	66,323	139,189	0

Total	¥1,004,705	¥540,094	¥822,108	¥38,536

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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2.	Non-consolidated VIEs
March 31, 2020

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,508	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	51,746	0	4,542	4,542
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,820,403	0	55,645	72,527
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,239,325	0	15,663	15,668
(h) VIEs for power generation projects	25,037	0	1,719	1,719
(i) Other VIEs	200,325	2,837	10,523	13,476

Total	¥5,345,344	¥2,837	¥89,083	¥108,923

December 31, 2020

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥65,507	¥1,495	¥991	¥2,486
(b) VIEs for acquisition of real estate and real estate development projects for customers	335,942	12,631	4,496	17,487
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,523,298	0	53,076	70,107
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	775	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,593,913	0	18,922	18,925
(h) VIEs for power generation projects	24,690	0	1,710	1,710
(i) Other VIEs	335,970	2,672	9,837	12,509

Total	¥5,880,095	¥16,798	¥89,034	¥123,226

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers, and the Company and its subsidiaries, are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
(d) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

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(e) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as finance lease receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, net investment in leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in restricted cash in the Company’s consolidated balance sheets.
(g) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.
The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations, thermal power stations and wind power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

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In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
Variable interests of
non-consolidated
VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.
(i) Other VIEs
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.
The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse
loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.

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12.	Investment in Affiliates
Investment in affiliates at March 31, 2020 and December 31, 2020 consists of the following:

	Millions of yen
	March 31, 2020	December 31, 2020
Shares	¥770,750	¥740,696
Loans and others	50,912	33,708

	¥821,662	¥774,404

13.	Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests for the nine months ended December 31, 2019 and 2020 are as follows
:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Beginning balance	¥9,780	¥10,331
Transaction with noncontrolling interests	0	(10,028)
Comprehensive income (loss)
Net income (loss)	359	(23)
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(130)	(280)
Total other comprehensive income (loss)	(130)	(280)
Comprehensive income (loss)	229	(303)
Dividends	(289)	0

Ending balance	¥9,720	¥0

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14.	Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the nine months ended December 31, 2019 and 2020, are as follows:

	Nine months ended December 31, 2019
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2019	¥17,389	¥582	¥(27,902)	¥(43,558)	¥(7,854)	¥(61,343)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,053) million	5,472					5,472
Reclassification adjustment included in net income, net of tax of ¥1,700 million	(4,195)					(4,195)
Debt valuation adjustments, net of tax of ¥(65) million		168				168
Reclassification adjustment included in net income, net of tax of ¥12 million		(32)				(32)
Defined benefit pension plans, net of tax of ¥(32) million			129			129
Reclassification adjustment included in net income, net of tax of ¥(142) million			363			363
Foreign currency translation adjustments, net of tax of ¥(823) million				(18,801)		(18,801)
Reclassification adjustment included in net income, net of tax of ¥(1,058) million				2,216		2,216
Net unrealized gains (losses) on derivative instruments, net of tax of ¥996 million					(4,444)	(4,444)
Reclassification adjustment included in net income, net of tax of ¥(323) million					884	884

Total other comprehensive income (loss)	1,277	136	492	(16,585)	(3,560)	(18,240)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(6)	0	(1)	(1,541)	1	(1,547)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(130)	0	(130)

Balance at December 31, 2019	¥18,672	¥718	¥(27,409)	¥(58,472)	¥(11,415)	¥(77,906)

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	Nine months ended December 31, 2020
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2020	¥(5,001)	¥1,457	¥(26,375)	¥(72,471)	¥(16,142)	¥(118,532)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,542 million *	(4,571)					(4,571)
Reclassification adjustment included in net income, net of tax of ¥73 million	344					344
Debt valuation adjustments, net of tax of ¥230 million		(593)				(593)
Reclassification adjustment included in net income, net of tax of ¥19 million		(50)				(50)
Defined benefit pension plans, net of tax of ¥152 million			(380)			(380)
Reclassification adjustment included in net income, net of tax of ¥(268) million			576			576
Foreign currency translation adjustments, net of tax of ¥(4,573) million				(13,538)		(13,538)
Reclassification adjustment included in net income, net of tax of ¥(864) million				1,921		1,921
Net unrealized gains (losses) on derivative instruments, net of tax of ¥902 million					(2,933)	(2,933)
Reclassification adjustment included in net income, net of tax of ¥(1,505) million					4,204	4,204

Total other comprehensive income (loss)	(4,227)	(643)	196	(11,617)	1,271	(15,020)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	26	0	(3)	(2,362)	121	(2,218)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(280)	0	(280)

Balance at December 31, 2020	¥(9,254)	¥814	¥(26,176)	¥(81,446)	¥(14,992)	¥(131,054)

*	There were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses for the nine months ended December 30, 2020.

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Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders for the three months ended December 31, 2019 and 2020, are as follows:

	Three months ended December 31, 2019
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2019	¥22,300	¥786	¥(27,116)	¥(79,587)	¥(13,511)	¥(97,128)

Net unrealized gains (losses) on investment in securities, net of tax of ¥1,116 million	(2,838)					(2,838)
Reclassification adjustment included in net income, net of tax of ¥313 million	(789)					(789)
Debt valuation adjustments, net of tax of ¥21 million		(54)				(54)
Reclassification adjustment included in net income, net of tax of ¥5 million		(14)				(14)
Defined benefit pension plans, net of tax of ¥151 million			(406)			(406)
Reclassification adjustment included in net income, net of tax of ¥(40) million			112			112
Foreign currency translation adjustments, net of tax of ¥6,858 million				20,802		20,802
Reclassification adjustment included in net income, net of tax of ¥(348) million				658		658
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(584) million					1,877	1,877
Reclassification adjustment included in net income, net of tax of ¥(109) million					291	291

Total other comprehensive income (loss)	(3,627)	(68)	(294)	21,460	2,168	19,639

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	1	0	(1)	200	72	272

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	145	0	145

Balance at December 31, 2019	¥18,672	¥718	¥(27,409)	¥(58,472)	¥(11,415)	¥(77,906)

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	Three months ended December 31, 2020
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2020	¥(3,130)	¥923	¥(26,248)	¥(79,142)	¥(16,667)	¥(124,264)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,093 million *	(5,761)					(5,761)
Reclassification adjustment included in net income, net of tax of ¥90 million	(345)					(345)
Debt valuation adjustments, net of tax of ¥34 million		(85)				(85)
Reclassification adjustment included in net income, net of tax of ¥8 million		(24)				(24)
Defined benefit pension plans, net of tax of ¥47 million			(121)			(121)
Reclassification adjustment included in net income, net of tax of ¥(90) million			192			192
Foreign currency translation adjustments, net of tax of ¥(1,107) million				(3,281)		(3,281)
Reclassification adjustment included in net income, net of tax of ¥(185) million				413		413
Net unrealized gains (losses) on derivative instruments, net of tax of ¥109 million					(827)	(827)
Reclassification adjustment included in net income, net of tax of ¥(1,032) million					2,618	2,618

Total other comprehensive income (loss)	(6,106)	(109)	71	(2,868)	1,791	(7,221)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	18	0	(1)	(564)	116	(431)

Balance at December 31, 2020	¥(9,254)	¥814	¥(26,176)	¥(81,446)	¥(14,992)	¥(131,054)

*	There were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses for the three months ended December 30, 2020.

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Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2019 and 2020 are as follows:

	Nine months ended December 31, 2019
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,159	Gains on investment securities and dividends
Sales of debt securities	5,133	Life insurance premiums and related investment income
Amortization of debt securities	(784)	Finance revenues
Amortization of debt securities	(613)	Life insurance premiums and related investment income

	5,895	Total before income tax
	(1,700)	Income tax (expense) or benefit

	¥4,195	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥44	Life insurance costs

	44	Total before income tax
	(12)	Income tax (expense) or benefit

	¥32	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥730	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,233)	See Note 17 “Pension Plans”
Amortization of transition obligation	(2)	See Note 17 “Pension Plans”

	(505)	Total before income tax
	142	Income tax (expense) or benefit

	¥(363)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,875)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(1,399)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3,274)	Total before income tax
	1,058	Income tax (expense) or benefit

	¥(2,216)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(584)	Interest expense
Foreign exchange contracts	(255)	Interest expense
Foreign currency swap agreements	(368)	Interest expense/Other (income) and expense

	(1,207)	Total before income tax
	323	Income tax (expense) or benefit

	¥(884)	Net of tax

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	Nine months ended December 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income
	Millions of yen	Consolidated statements of income caption
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥1,335	Gains on investment securities and dividends
Sales of debt securities	4,329	Life insurance premiums and related investment income
Amortization of debt securities	(1,489)	Finance revenues
Amortization of debt securities	(1,032)	Life insurance premiums and related investment income
Others	(3,414)	Write-downs of securities and other

	(271)	Total before income tax
	(73)	Income tax (expense) or benefit

	¥(344)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥69	Life insurance costs

	69	Total before income tax
	(19)	Income tax (expense) or benefit

	¥50	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥355	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,198)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	(844)	Total before income tax
	268	Income tax (expense) or benefit

	¥(576)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(2,421)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(364)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(2,785)	Total before income tax
	864	Income tax (expense) or benefit

	¥(1,921)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(833)	Interest expense
Foreign exchange contracts	(193)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(4,683)	Interest expense/Other (income) and expense

	(5,709)	Total before income tax
	1,505	Income tax (expense) or benefit

	¥(4,204)	Net of tax

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7
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Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2019 and 2020 are as follows:

Details about accumulated other comprehensive income components	Three months ended December 31, 2019
	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥245	Gains on investment securities and dividends
Sales of debt securities	1,578	Life insurance premiums and related investment income
Amortization of debt securities	(405)	Finance revenues
Amortization of debt securities	(316)	Life insurance premiums and related investment income

	1,102	Total before income tax
	(313)	Income tax (expense) or benefit

	¥789	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥19	Life insurance costs

	19	Total before income tax
	(5)	Income tax (expense) or benefit

	¥14	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥249	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(401)	See Note 17 “Pension Plans”
Amortization of transition obligation	(0)	See Note 17 “Pension Plans”

	(152)	Total before income tax
	40	Income tax (expense) or benefit

	¥(112)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥393	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(1,399)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,006)	Total before income tax
	348	Income tax (expense) or benefit

	¥(658)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(218)	Interest expense/Other (income) and expense
Foreign exchange contracts	(107)	Interest expense
Foreign currency swap agreements	(75)	Interest expense/Other (income) and expense

	(400)	Total before income tax
	109	Income tax (expense) or benefit

	¥(291)	Net of tax

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8
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	Three months ended December 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥967	Gains on investment securities and dividends
Sales of debt securities	408	Life insurance premiums and related investment income
Amortization of debt securities	(360)	Finance revenues
Amortization of debt securities	(405)	Life insurance premiums and related investment income
Others	(175)	Write-downs of securities and other

	435	Total before income tax
	(90)	Income tax (expense) or benefit

	¥345	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥32	Life insurance costs

	32	Total before income tax
	(8)	Income tax (expense) or benefit

	¥24	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥119	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(401)	See Note 17 “Pension Plans”
Amortization of transition obligation	(0)	See Note 17 “Pension Plans”

	(282)	Total before income tax
	90	Income tax (expense) or benefit

	¥(192)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(210)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/ Interest expense
Sales or liquidation	(388)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(598)	Total before income tax
	185	Income tax (expense) or benefit

	¥(413)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(287)	Interest expense
Foreign exchange contracts	(44)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(3,319)	Interest expense/Other (income) and expense

	(3,650)	Total before income tax
	1,032	Income tax (expense) or benefit

	¥(2,618)	Net of tax

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9
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15.	ORIX Corporation Shareholders’ Equity
Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2019 and 2020 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Resolution	The board of directors on May 22, 2019	The board of directors on May 21, 2020
Type of shares	Common stock	Common stock
Total dividends paid	¥58,962 million	¥51,493 million
Dividend per share	46.00	¥41.00
Date of record for dividend	March 31, 2019	March 31, 2020
Effective date for dividend	June 3, 2019	June 18, 2020
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on October 28, 2019	The board of directors on November 2, 2020
Type of shares	Common stock	Common stock
Total dividends paid	¥44,862 million	¥43,670 million
Dividend per share	¥35.00	¥35.00
Date of record for dividend	September 30, 2019	September 30, 2020
Effective date for dividend	December 3, 2019	December 9, 2020
Dividend resource	Retained earnings	Retained earnings
Total dividends paid by resolution of the board of directors on May 22, 2019 include ¥83 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2019. Total dividends paid by resolution of the board of directors on May 21, 2020 include ¥60 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2020.
Total dividends paid by resolution of the board of directors on October 28, 2019 include ¥62 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2019. Total dividends paid by resolution of the board of directors on November 2, 2020 include ¥76 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2020.

(2)	There were no applicable dividends for which the date of record was in the nine months ended December 31, 2019 and 2020, and for which the effective date was after December 31, 2019 and 2020.

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16.	Selling, General and Administrative Expenses
Selling, general and administrative expenses for the nine months ended December 31, 2019 and 2020 are as follows:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Personnel expenses	¥192,526	¥194,368
Selling expenses	53,759	47,467
Administrative expenses	86,033	86,963
Depreciation of office facilities	5,436	6,130

Total	¥337,754	¥334,928

Selling, general and administrative expenses for the three months ended December 31, 2019 and 2020 are as follows:
	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Personnel expenses	¥66,736	¥66,239
Selling expenses	18,578	18,854
Administrative expenses	29,361	29,162
Depreciation of office facilities	1,888	2,054

Total	¥116,563	¥116,309

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17.	Pension Plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum
payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.
The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.
Net periodic pension cost for the nine months ended December 31, 2019 and 2020 consists of the following:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Japanese plans:
Service cost	¥4,384	¥4,243
Interest cost	438	520
Expected return on plan assets	(2,083)	(1,820)
Amortization of prior service credit	(615)	(133)
Amortization of net actuarial loss	865	990
Amortization of transition obligation	0	0

Net periodic pension cost	¥2,989	¥3,800

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Overseas plans:
Service cost	¥2,649	¥2,440
Interest cost	1,275	1,247
Expected return on plan assets	(3,242)	(2,677)
Amortization of prior service credit	(115)	(222)
Amortization of net actuarial loss	368	208
Amortization of transition obligation	2	1

Net periodic pension cost	¥937	¥997

Note:
The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

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Net pension cost of the plans for the three months ended December 31, 2019 and 2020 consists of the following:

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Japanese plans:
Service cost	¥1,507	¥1,414
Interest cost	151	174
Expected return on plan assets	(713)	(607)
Amortization of prior service credit	(210)	(44)
Amortization of net actuarial loss	288	330
Amortization of transition obligation	0	0

Net periodic pension cost	¥1,023	¥1,267

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Overseas plans:
Service cost	¥883	¥814
Interest cost	426	420
Expected return on plan assets	(1,101)	(904)
Amortization of prior service credit	(39)	(75)
Amortization of net actuarial loss	113	71
Amortization of transition obligation	0	0

Net periodic pension cost	¥282	¥326

Note:
The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

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18.	Life Insurance Operations
Life insurance premiums and related investment income for the nine and three months ended December 31, 2019 and 2020 consist of the following:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Life insurance premiums	¥254,683	¥289,112
Life insurance related investment income*	35,973	67,035

	¥290,656	¥356,147

*   Life insurance related investment income for the nine months ended December 31, 2019 and 2020 include net unrealized holding gains of ¥24,609 million and ¥55,050 million on equity securities held as of December 31, 2019 and 2020, respectively.

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Life insurance premiums	¥87,421	¥98,112
Life insurance related investment income*	20,767	24,284

	¥108,188	¥122,396

*   Life insurance related investment income for the three months ended December 31, 2019 and 2020 include net unrealized holding gains of ¥18,043 million and ¥22,250 million on equity securities held as of December 31, 2019 and 2020, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2019 and 2020, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Reinsurance benefits	¥1,949	¥1,423
Reinsurance premiums	(3,933)	(3,805)

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Reinsurance benefits	¥774	¥260
Reinsurance premiums	(1,282)	(1,279)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2019 and 2020 amounted to ¥13,839 million and ¥15,719 million, respectively. In addition, amortization charged to income for the three months ended December 31, 2019 and 2020 amounted to ¥4,707 million and ¥5,801 million, respectively.

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Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.
The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2019 and 2020 are mainly as follows:

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥25,962	¥63,475
Net gains or losses from derivative contracts :	(3,477)	(8,398)
Futures	(3,292)	(7,875)
Foreign exchange contracts	(5)	75
Options held	(180)	(598)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(26,992)	¥(11,358)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	39,418	45,499
Changes in the fair value of the reinsurance contracts	3,230	10,913

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥18,661	¥23,575
Net gains or losses from derivative contracts :	(2,653)	(2,388)
Futures	(2,284)	(2,415)
Foreign exchange contracts	(284)	36
Options held	(85)	(9)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(3,917)	¥(6,688)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	14,304	23,388
Changes in the fair value of the reinsurance contracts	2,163	1,769

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19.	Write-Downs of Long-Lived Assets
The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.
As of March 31, 2020 and December 31, 2020, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2020	As of December 31, 2020
Investment in operating leases	¥5,208	¥7,254
Property under facility operations	436	0
The long-lived assets classified as held for sale as of March 31, 2020 are included in Real Estate and Environment and Energy. The long-lived assets classified as held for sale as of December 31, 2020 are included in Corporate Financial Services and Maintenance Leasing, Real Estate and Aircraft and Ships.
The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
For the nine months ended December 31, 2019 and 2020, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥554 million and ¥591 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2019		Nine months ended December 31, 2020
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥529	2	¥0	0
Condominiums	0	0	64	2
Land undeveloped or under construction	0	0	17	1
Others*	25	—	510	—

Total	¥554	—	¥591	—

*	For “Others,” the number of properties is omitted. In addition, write-downs of other long-lived assets for the nine months ended
December 31, 2020, include a write-down of ¥433 million of two hotels.
Losses of ¥20 million in Real Estate, ¥509 million in ORIX USA and ¥25 million in Asia and Australia were recorded for the nine months ended December 31, 2019. Losses of ¥433 million in Real Estate, ¥17 million in Environment and Energy, ¥60 million in ORIX USA and ¥81 million in Asia and Australia were recorded for the nine months ended December 31, 2020.

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For the three months ended December 31, 2019 and 2020, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥518 million and ¥8 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2019		Three months ended December 31, 2020
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Commercial facilities other than office buildings	¥509	1	¥0	0
Others*	9	—	8	—

Total	¥518	—	¥8	—

*	For “Others,” the number of properties is omitted.
Losses of ¥509 million in ORIX USA and ¥9 million in Asia and Australia were recorded for the three months ended December 31, 2019. A loss of ¥8 million in Asia and Australia was recorded for the three months ended December 31, 2020.
Since April 1, 2020, the reportable segments have been reorganized. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.

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20.	Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2019 and 2020 is as follows:
During the nine and three months ended December 31, 2019 and 2020, there was no stock compensation which was antidilutive.

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Net Income attributable to ORIX Corporation shareholders	¥244,319	¥142,015

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Net Income attributable to ORIX Corporation shareholders	¥85,169	¥48,173

	Thousands of Shares
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Weighted-average shares	1,279,196	1,242,765
Effect of dilutive securities—
Stock compensation	1,138	1,107

Weighted-average shares for diluted EPS computation	1,280,334	1,243,872

	Thousands of Shares
	Three months ended December 31, 2019	Three months ended December 31, 2020
Weighted-average shares	1,278,048	1,235,177
Effect of dilutive securities—
Stock compensation	1,245	1,139

Weighted-average shares for diluted EPS computation	1,279,293	1,236,316

	Yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥190.99	¥114.27
Diluted	190.82	114.17

	Yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥66.64	¥39.00
Diluted	66.58	38.97

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation. (1,813,193 and 1,821,098 shares for the nine months ended December 31, 2019 and 2020, 1,796,993 and 2,197,628 shares for the three months ended December 31, 2019 and 2020)

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21.	Derivative Financial Instruments and Hedging
Risk management policy
The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuations will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.
The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of non-performance
by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2020 and December 31, 2020.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies. The Company and certain overseas subsidiaries use interest rate swap agreements to hedge interest rate exposure of the fair values of National government bonds in foreign currencies.
(c) Hedges of net investment in foreign operations
The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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9
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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2019 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(4,610)	¥584	¥0
Foreign exchange contracts	(369)	255	0
Foreign currency swap agreements	(461)	260	108
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(5,794)	¥0	¥5,431	¥0
Foreign exchange contracts	1,172	153	(910)	(128)
(3) Hedges of net investment in foreign operations
	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥4,380	¥1,594	¥3,448	¥21
Borrowings and bonds in foreign currencies	8,342	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥5	¥120
Futures	(3,292)	0	2,367
Foreign exchange contracts	177	3,635	1,494
Credit derivatives held	0	0	(6)
Options held/written and other	(180)	0	1,202

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2019 (see Note 18 “Life Insurance Operations”).

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0
 –

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥851	¥833	¥0
Foreign exchange contracts	(141)	415	(222)
Foreign currency swap agreements	(4,545)	400	4,283
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥3,506	¥0	¥(3,264)	¥0
Foreign exchange contracts	6,440	435	(7,114)	(398)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(13,097)	¥265	¥2,665	¥21
Borrowings and bonds in foreign currencies	23,292	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥5	¥(1)
Futures	(7,875)	0	6,202
Foreign exchange contracts	56	1,923	640
Options held/written and other	(598)	0	(1)

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2020 (see Note 18 “Life Insurance Operations”).

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1
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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2019 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥2,481	¥218	¥0
Foreign exchange contracts	(255)	107	0
Foreign currency swap agreements	235	(25)	100
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥3,346	¥0	¥(3,299)	¥0
Foreign exchange contracts	(934)	127	1,370	(98)

(3) Hedges of net investment in foreign operations
	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(12,324)	¥1,594	¥1,194	¥7
Borrowings and bonds in foreign currencies	(10,477)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥2	¥(12)
Futures	(2,284)	0	1,760
Foreign exchange contracts	(337)	1,119	6,017
Credit derivatives held	0	0	10
Options held/written and other	(85)	0	1,328

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2019 (see Note 18 “Life Insurance Operations”).

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The effect of derivative instruments on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥1,493	¥287	¥0
Foreign exchange contracts	(62)	160	(116)
Foreign currency swap agreements	(2,367)	117	3,202
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥2,398	¥0	¥(2,354)	¥0
Foreign exchange contracts	2,948	215	(3,046)	(190)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(5,088)	¥419	¥629
Borrowings and bonds in foreign currencies	10,477	0	0
(4) Derivatives not designated as hedging instruments
	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥2	¥(5)
Futures	(2,415)	0	2,403
Foreign exchange contracts	(40)	411	(752)
Options held/written and other	(9)	0	317

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2020 (see Note 18 “Life Insurance Operations”).

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2019 is as follows.
Fair value hedges

Millions of yen
Gains (losses) recognized in income
Life insurance premiums and related investment income
Foreign exchange contracts	¥(1,324)
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2019 is as follows.
Fair value hedges

Millions of yen
Gains (losses) reclassified from other comprehensive income (loss) into income
Life insurance premiums and related investment income
Foreign exchange contracts	¥(904)
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at March 31, 2020 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities*	¥320,344	¥24,397	—	¥0	¥0

*	Accumulated fair value hedge adjustments of ¥(1,599) million are included for hedged items for which hedge accounting has been discontinued.

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The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the nine months ended December 31, 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(1,080)	¥5	¥0
Options held/written and other	0	0	24

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for the three months ended December 31, 2020 is as follows.

Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(158)	¥0	¥0
Options held/written and other	0	0	8
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at December 31, 2020 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥332,701	¥22,974	—	¥0	¥0

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Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2020 and December 31, 2020 are as follows.
March 31, 2020

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥494,893	¥0	—	¥43,889	Other Liabilities

Options held/written and other	742	28	Other Assets	0	—

Futures, foreign exchange contracts	623,172	7,555	Other Assets	4,365	Other Liabilities

Foreign currency swap agreements	68,840	5,079	Other Assets	137	Other Liabilities

Foreign currency long-term debt	612,536	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥7,644	¥0	—	¥113	Other Liabilities

Options held/written and other *	670,044	21,318	Other Assets	20,004	Other Liabilities

Futures, foreign exchange contracts *	372,948	5,710	Other Assets	5,141	Other Liabilities

*
The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥16,754 million, futures contracts of ¥35,875 million and foreign exchange contracts of ¥16,656 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2020, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥598 million, ¥165 million and ¥111 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥1,564 million and ¥178 million at March 31, 2020, respectively.

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December 31, 2020

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥560,309	¥97	Other Assets	¥36,895	Other Liabilities

Options held/written and other	705	0	Other Assets	0	—

Futures, foreign exchange contracts	605,879	2,458	Other Assets	7,016	Other Liabilities

Foreign currency swap agreements	75,182	417	Other Assets	2,637	Other Liabilities

Foreign currency long-term debt	530,009	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥6,245	¥0	—	¥86	Other Liabilities

Options held/written and other *	688,202	16,725	Other Assets	16,956	Other Liabilities

Futures, foreign exchange contracts *	299,483	2,604	Other Assets	2,659	Other Liabilities

*
The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥3,560 million, futures contracts of ¥21,950 million and foreign exchange contracts of ¥8,621 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2020, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥0 million, ¥6 million and ¥35 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥489 million and ¥81 million at December 31, 2020, respectively.

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22.	Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2020 and December 31, 2020 are as follows.
March 31, 2020

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*
				Financial instruments	Collateral received/pledged	Net amount
Derivative assets	¥39,690	¥(9,152)	¥30,538	¥(598)	¥(843)	¥29,097

Total assets	¥39,690	¥(9,152)	¥30,538	¥(598)	¥(843)	¥29,097

Derivative liabilities	¥73,649	¥(9,152)	¥64,497	¥(25,997)	¥0	¥38,500

Total liabilities	¥73,649	¥(9,152)	¥64,497	¥(25,997)	¥0	¥38,500

December 31, 2020
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥22,301	¥(1,462)	¥20,839	¥0	¥0	¥20,839

Total assets	¥22,301	¥(1,462)	¥20,839	¥0	¥0	¥20,839

Derivative liabilities	¥66,249	¥(1,462)	¥64,787	¥(19,092)	¥(998)	¥44,697

Total liabilities	¥66,249	¥(1,462)	¥64,787	¥(19,092)	¥(998)	¥44,697

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.

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23.	Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2020

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥982,666	¥982,666	¥982,666	¥0	¥0
Restricted cash	152,618	152,618	152,618	0	0
Installment loans (net of allowance for probable loan losses)	3,695,342	3,653,042	0	207,950	3,445,092
Equity securities*1	375,174	375,174	58,400	232,873	83,901
Trading debt securities	7,431	7,431	0	7,431	0
Available-for-sale debt securities	1,631,185	1,631,185	21,490	1,521,342	88,353
Held-to-maturity debt securities	113,805	143,189	0	118,472	24,717
Other Assets:
Time deposits	5,918	5,918	0	5,918	0
Derivative assets*2	30,538	30,538	0	0	0
Reinsurance recoverables (Investment contracts)	8,625	8,298	0	0	8,298
Liabilities:
Short-term debt	¥336,832	¥336,832	¥0	¥336,832	¥0
Deposits	2,086,765	2,088,513	0	2,088,513	0
Policy liabilities and Policy account balances (Investment contracts)	213,885	214,048	0	0	214,048
Long-term debt	4,279,354	4,291,697	0	1,247,587	3,044,110
Other Liabilities:
Derivative liabilities*2	64,497	64,497	0	0	0

*1	The amount of ¥11,631 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

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December 31, 2020

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥998,058	¥998,058	¥998,058	¥0	¥0
Restricted cash	134,980	134,980	134,980	0	0
Installment loans (net of allowance for credit losses)	3,637,813	3,629,061	0	237,266	3,391,795
Equity securities*1	398,998	398,998	81,169	241,869	75,960
Trading debt securities	2,748	2,748	0	2,748	0
Available-for-sale debt securities	1,893,060	1,893,060	6,303	1,777,375	109,382
Held-to-maturity debt securities	113,403	140,979	0	117,318	23,661
Other Assets:
Time deposits	4,296	4,296	0	4,296	0
Derivative assets*2	20,839	20,839	0	0	0
Reinsurance recoverables (Investment contracts)	7,615	7,830	0	0	7,830
Liabilities:
Short-term debt	¥371,455	¥371,455	¥0	¥371,455	¥0
Deposits	2,181,301	2,182,692	0	2,182,692	0
Policy liabilities and Policy account balances (Investment contracts)	193,284	193,397	0	0	193,397
Long-term debt	4,336,490	4,366,298	0	1,225,889	3,140,409
Other Liabilities:
Derivative liabilities*2	64,787	64,787	0	0	0

*1	The amount of ¥12,480 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
Input level of fair value measurement
If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

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24.	Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥3,027 million and ¥4,343 million as of March 31, 2020 and December 31, 2020, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥5,301 million and ¥4,748 million for the nine months ended December 31, 2019 and 2020, respectively, and ¥1,787 million and ¥1,614 million for the three months ended December 31, 2019 and 2020, respectively. As of March 31, 2020 and December 31, 2020, the amounts due are as follows:

	Millions of yen
	March 31, 2020	December 31, 2020
Within one year	¥3,183	¥3,802
More than one year	2,728	2,826

Total	¥5,911	¥6,628

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥78,509 million and ¥68,744 million as of March 31, 2020 and December 31, 2020, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥377,870 million and ¥392,734 million as of March 31, 2020 and December 31, 2020, respectively.

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Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2020 and December 31, 2020:

	March 31, 2020			December 31, 2020
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥490,839	¥6,065	2026	¥474,217	¥4,769	2027
Transferred loans	355,452	2,371	2060	531,216	4,800	2061
Consumer loans	341,466	41,019	2031	298,624	53,281	2031
Real estate loans	29,235	4,422	2048	10,999	4,184	2048
Other	130	0	2024	672	269	2035

Total	¥1,217,122	¥53,877	—	¥1,315,728	¥67,303	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2020 and December 31, 2020, total notional amount of the loans subject to such guarantees are ¥715,000 million and ¥715,000 million, respectively, and book value of guarantee liabilities are ¥2,498 million and ¥1,938 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2020.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2020.
As of March 31, 2020 and December 31, 2020, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥1,643,060 million and ¥1,709,329 million, respectively.

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Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2020.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2020.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.
Allowance for
off-balance
sheet credit exposures—
Credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, the loan commitments are recognized credit losses for the expected exercise portion. The allowance for off-balance
sheet credit exposure is accounted in other liabilities in the consolidated balance sheets and the allowance was ¥27,190 million as of December 31, 2020.
Litigation—
The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
Collateral—
Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 11 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2020 and December 31, 2020:

	Millions of yen
	March 31, 2020	December 31, 2020
Lease payments, loans and investment in operating leases	¥198,160	¥146,882
Investment in securities	167,800	171,097
Property under facility operations	28,275	27,555
Other assets and other	26,982	26,013

Total	¥421,217	¥371,547

As of March 31, 2020 and December 31, 2020, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥166,888 million and ¥244,487 million, respectively, debt liabilities of affiliates were secured by investment in affiliates of ¥60,104 million and ¥52,773 million, respectively, and debt liabilities were secured by loans to subsidiaries of ¥10,587 million and ¥10,257 million, respectively. In addition, ¥69,313 million and ¥71,460 million, respectively, were pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2020 and December 31, 2020.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2020.

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25.	Segment Information
Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker to make decision about resource allocations and assess performance.
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi
Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management
PE Investment and Concession	:	Private equity investment and concession
Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management
Insurance	:	Life insurance
Banking and Credit	:	Banking and consumer finance
Aircraft and Ships	:	Aircraft leasing and management; ship-related finance and investment
ORIX USA	:	Finance, investment and asset management in the Americas
ORIX Europe	:	Equity and fixed income asset management
Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.
Since April 1, 2020, the selling, general and administrative expenses that should be borne by ORIX Group as a whole, which were initially charged directly to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the three months ended December 31, 2019 and the nine months ended December 31, 2019 have been retrospectively restated.
Since April 1, 2020, Credit Losses Standard has been adopted, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see Note 2 “Significant Accounting and Reporting Policies (ah) New accounting pronouncements.”
Financial information of the segments for the nine months ended December 31, 2019 and 2020, and segment assets information as of March 31, 2020 and December 31, 2020 are as follows:

	Millions of yen
	Nine months ended December 31, 2019		Nine months ended December 31, 2020		March 31, 2020	December 31, 2020
	Segment revenues	Segment profits	Segment revenues	Segment profits	Segment assets	Segment assets
Corporate Financial Services and Maintenance Leasing	¥321,201	¥49,797	¥318,673	¥41,191	¥1,789,693	¥1,690,586
Real Estate	332,859	57,958	253,921	15,603	821,194	834,678
PE Investment and Concession	223,891	43,656	243,903	4,257	322,522	398,970
Environment and Energy	112,912	11,585	103,448	17,794	478,796	479,280
Insurance	293,296	43,577	359,208	50,663	1,580,158	1,887,966
Banking and Credit	62,830	29,441	63,071	36,959	2,603,736	2,707,265
Aircraft and Ships	46,392	33,294	22,569	3,116	585,304	559,971
ORIX USA	100,054	50,289	95,084	27,548	1,374,027	1,235,854
ORIX Europe	117,923	25,112	116,759	25,916	317,847	337,172
Asia and Australia	106,337	26,076	92,818	8,383	1,010,268	1,017,211

Total	¥1,717,695	¥370,785	¥1,669,454	¥231,430	¥10,883,545	¥11,148,953

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Financial information of the segments for the three months ended December 31, 2019 and 2020 are as follows:

	Millions of yen
	Three months ended December 31, 2019		Three months ended December 31, 2020
	Segment revenues	Segment profits	Segment revenues	Segment profits
Corporate Financial Services and Maintenance Leasing	¥109,655	¥17,216	¥110,082	¥16,243
Real Estate	103,431	10,514	86,645	5,248
PE Investment and Concession	80,047	24,007	86,077	180
Environment and Energy	34,585	3,058	32,030	3,662
Insurance	109,096	17,651	123,454	15,947
Banking and Credit	21,042	10,672	21,410	12,720
Aircraft and Ships	16,958	16,452	7,693	(1,597)
ORIX USA	34,132	14,395	37,225	16,134
ORIX Europe	40,721	8,424	43,713	9,625
Asia and Australia	33,585	6,889	33,856	3,748

Total	¥583,252	¥129,278	¥582,185	¥81,910

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

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The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	Nine months ended December 31, 2019	Nine months ended December 31, 2020
Segment revenues:
Total revenues for segments	¥1,717,695	¥1,669,454
Revenues related to corporate assets	14,043	8,957
Revenues from inter-segment transactions	(13,953)	(12,717)

Total consolidated revenues	¥1,717,785	¥1,665,694

Segment profits:
Total profits for segments	¥370,785	¥231,430
Corporate profits (losses)	(24,532)	(25,902)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	4,205	4,053

Total consolidated income before income taxes	¥350,458	¥209,581

	Millions of yen
	Three months ended December 31, 2019	Three months ended December 31, 2020
Segment revenues:
Total revenues for segments	¥583,252	¥582,185
Revenues related to corporate assets	3,803	3,024
Revenues from inter-segment transactions	(4,715)	(4,253)

Total consolidated revenues	¥582,340	¥580,956

Segment profits:
Total profits for segments	¥129,278	¥81,910
Corporate profits (losses)	(9,122)	(8,393)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,673	1,890

Total consolidated income before income taxes	¥121,829	¥75,407

	Millions of yen
	March 31, 2020	December 31, 2020
Segment assets:
Total assets for segments	¥10,883,545	¥11,148,953
Cash and cash equivalents, restricted cash	1,135,284	1,133,038
Allowance for doubtful receivables on finance leases and probable loan losses	(56,836)	0
Allowance for credit losses	0	(80,866)
Trade notes, accounts and other receivable	312,744	294,615
Other corporate assets	792,791	828,751

Total consolidated assets	¥13,067,528	¥13,324,491

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The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the nine months ended December 31, 2019 and 2020.
For the nine months ended December 31, 2019

	Millions of yen
	Nine months ended December 31, 2019
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,346,578	¥154,143	¥217,064	¥1,717,785
Income before Income Taxes	218,366	65,204	66,888	350,458
For the nine months ended December 31, 2020
	Millions of yen
	Nine months ended December 31, 2020
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥1,323,978	¥147,647	¥194,069	¥1,665,694
Income before Income Taxes	136,934	41,401	31,246	209,581

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries for the three months ended December 31, 2019 and 2020.

For the three months ended December 31, 2019

	Millions of yen
	Three months ended December 31, 2019
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥456,958	¥52,623	¥72,759	¥582,340
Income before Income Taxes	77,642	19,471	24,716	121,829
For the three months ended December 31, 2020
	Millions of yen
	Three months ended December 31, 2020
	Japan	The Americas *1	Other *2	Total
Total Revenues	¥453,651	¥55,776	¥71,529	¥580,956
Income before Income Taxes	40,474	21,675	13,258	75,407

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

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The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the nine months ended December 31, 2019 and 2020.
For the nine months ended December 31, 2019

	Millions of yen
	Nine months ended December 31, 2019
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥9,057	¥3,257	¥194,055	¥3,417	¥0	¥0	¥2,680
Real estate sales	0	64,518	0	0	0	0	0
Asset management and servicing	237	5,962	28	0	0	122	15
Automobile related services	45,782	0	0	172	0	0	0
Facilities operation	0	56,535	0	0	0	0	0
Environment and energy services	2,298	0	0	105,810	0	0	0
Real estate management and brokerage	0	79,744	0	0	0	0	0
Real estate contract work	0	65,338	0	0	0	0	0
Other	33,395	3,060	27,188	1,539	784	2,268	6,368

Total revenues from contracts with customers	90,769	278,414	221,271	110,938	784	2,390	9,063

Geographical location
Japan	90,204	278,414	221,271	109,877	784	2,390	3,126
The Americas	0	0	0	0	0	0	0
Other	565	0	0	1,061	0	0	5,937

Total revenues from contracts with customers	90,769	278,414	221,271	110,938	784	2,390	9,063

Other revenues *	230,432	54,445	2,620	1,974	292,512	60,440	37,329

Segment revenues/Total revenues	¥321,201	¥332,859	¥223,891	¥112,912	¥293,296	¥62,830	¥46,392

	Millions of yen
	Nine months ended December 31, 2019
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥739	¥0	¥437	¥213,642	¥1,216	¥214,858
Real estate sales	751	0	0	65,269	0	65,269
Asset management and servicing	19,106	113,887	4	139,361	(81)	139,280
Automobile related services	0	0	12,980	58,934	22	58,956
Facilities operation	0	0	363	56,898	1,272	58,170
Environment and energy services	787	0	0	108,895	(548)	108,347
Real estate management and brokerage	0	0	0	79,744	(1,886)	77,858
Real estate contract work	0	0	0	65,338	0	65,338
Other	3,492	328	892	79,314	(1,189)	78,125

Total revenues from contracts with customers	24,875	114,215	14,676	867,395	(1,194)	866,201

Geographical location
Japan	0	0	20	706,086	1,337	707,423
The Americas	24,875	51,492	0	76,367	0	76,367
Other	0	62,723	14,656	84,942	(2,531)	82,411

Total revenues from contracts with customers	24,875	114,215	14,676	867,395	(1,194)	866,201

Other revenues *	75,179	3,708	91,661	850,300	1,284	851,584

Segment revenues/Total revenues	¥100,054	¥117,923	¥106,337	¥1,717,695	¥90	¥1,717,785

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For the nine months ended December 31, 2020

	Millions of yen
	Nine months ended December 31, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥7,422	¥1,796	¥222,327	¥2,459	¥0	¥0	¥0
Real estate sales	0	53,539	0	0	0	0	0
Asset management and servicing	249	4,942	25	0	0	146	18
Automobile related services	45,233	0	0	169	0	0	0
Facilities operation	0	18,186	0	0	0	0	0
Environment and energy services	2,404	0	0	97,240	0	0	0
Real estate management and brokerage	0	77,240	0	0	0	0	0
Real estate contract work	0	54,544	0	0	0	0	0
Other	36,316	1,212	15,563	1,319	1,191	3,350	2,231

Total revenues from contracts with customers	91,624	211,459	237,915	101,187	1,191	3,496	2,249

Geographical location
Japan	90,823	211,459	237,915	91,564	1,191	3,496	621
The Americas	0	0	0	0	0	0	0
Other	801	0	0	9,623	0	0	1,628

Total revenues from contracts with customers	91,624	211,459	237,915	101,187	1,191	3,496	2,249

Other revenues *	227,049	42,462	5,988	2,261	358,017	59,575	20,320

Segment revenues/Total revenues	¥318,673	¥253,921	¥243,903	¥103,448	¥359,208	¥63,071	¥22,569

	Millions of yen
	Nine months ended December 31, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥1,904	¥0	¥59	¥235,967	¥528	¥236,495
Real estate sales	507	0	0	54,046	0	54,046
Asset management and servicing	11,203	107,428	0	124,011	(69)	123,942
Automobile related services	0	0	8,614	54,016	(2)	54,014
Facilities operation	0	0	0	18,186	384	18,570
Environment and energy services	789	0	0	100,433	(1,088)	99,345
Real estate management and brokerage	0	0	0	77,240	(1,505)	75,735
Real estate contract work	0	0	0	54,544	(144)	54,400
Other	2,341	67	447	64,037	839	64,876

Total revenues from contracts with customers	16,744	107,495	9,120	782,480	(1,057)	781,423

Geographical location
Japan	0	0	1	637,070	(356)	636,714
The Americas	16,744	45,363	0	62,107	0	62,107
Other	0	62,132	9,119	83,303	(701)	82,602

Total revenues from contracts with customers	16,744	107,495	9,120	782,480	(1,057)	781,423

Other revenues *	78,340	9,264	83,698	886,974	(2,703)	884,271

Segment revenues/Total revenues	¥95,084	¥116,759	¥92,818	¥1,669,454	¥(3,760)	¥1,665,694

– 1
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The following information represents disaggregation of revenues for revenues from contracts with customers, by goods and services category and geographical location for the three months ended December 31, 2019 and 2020.
For the three months ended December 31, 2019

	Millions of yen
	Three months ended December 31, 2019
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥3,033	¥346	¥70,354	¥998	¥0	¥0	¥0
Real estate sales	0	19,948	0	0	0	0	0
Asset management and servicing	77	2,060	9	0	0	42	5
Automobile related services	16,270	0	0	48	0	0	0
Facilities operation	0	15,901	0	0	0	0	0
Environment and energy services	610	0	0	31,591	0	0	0
Real estate management and brokerage	0	26,813	0	0	0	0	0
Real estate contract work	0	22,657	0	0	0	0	0
Other	11,862	972	8,254	878	260	827	2,322

Total revenues from contracts with customers	31,852	88,697	78,617	33,515	260	869	2,327

Geographical location
Japan	31,661	88,697	78,617	33,272	260	869	979
The Americas	0	0	0	0	0	0	0
Other	191	0	0	243	0	0	1,348

Total revenues from contracts with customers	31,852	88,697	78,617	33,515	260	869	2,327

Other revenues *	77,803	14,734	1,430	1,070	108,836	20,173	14,631

Segment revenues/Total revenues	¥109,655	¥103,431	¥80,047	¥34,585	¥109,096	¥21,042	¥16,958

	Millions of yen
	Three months ended December 31, 2019
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥261	¥0	¥303	¥75,295	¥140	¥75,435
Real estate sales	250	0	0	20,198	0	20,198
Asset management and servicing	8,573	38,810	1	49,577	(39)	49,538
Automobile related services	0	0	4,350	20,668	9	20,677
Facilities operation	0	0	107	16,008	347	16,355
Environment and energy services	206	0	0	32,407	(187)	32,220
Real estate management and brokerage	0	0	0	26,813	(421)	26,392
Real estate contract work	0	0	0	22,657	0	22,657
Other	901	22	278	26,576	(903)	25,673

Total revenues from contracts with customers	10,191	38,832	5,039	290,199	(1,054)	289,145

Geographical location
Japan	0	0	1	234,356	(256)	234,100
The Americas	10,191	17,183	0	27,374	0	27,374
Other	0	21,649	5,038	28,469	(798)	27,671

Total revenues from contracts with customers	10,191	38,832	5,039	290,199	(1,054)	289,145

Other revenues *	23,941	1,889	28,546	293,053	142	293,195

Segment revenues/Total revenues	¥34,132	¥40,721	¥33,585	¥583,252	¥(912)	¥582,340

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0
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For the three months ended December 31, 2020

	Millions of yen
	Three months ended December 31, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥2,761	¥406	¥77,910	¥1,181	¥0	¥0	¥0
Real estate sales	0	14,636	0	0	0	0	0
Asset management and servicing	81	1,975	8	(0)	0	51	5
Automobile related services	16,093	0	0	50	0	0	0
Facilities operation	(0)	10,542	0	0	0	0	0
Environment and energy services	664	0	0	29,224	0	0	0
Real estate management and brokerage	0	27,030	0	0	0	0	0
Real estate contract work	0	20,866	0	0	0	0	0
Other	12,888	398	6,029	657	411	1,317	739

Total revenues from contracts with customers	32,487	75,853	83,947	31,112	411	1,368	744

Geographical location
Japan	32,108	75,853	83,947	27,854	411	1,368	266
The Americas	0	0	0	0	0	0	0
Other	379	0	0	3,258	0	0	478

Total revenues from contracts with customers	32,487	75,853	83,947	31,112	411	1,368	744

Other revenues *	77,595	10,792	2,130	918	123,043	20,042	6,949

Segment revenues/Total revenues	¥110,082	¥86,645	¥86,077	¥32,030	¥123,454	¥21,410	¥7,693

	Millions of yen
	Three months ended December 31, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥702	¥0	¥2	¥82,962	¥222	¥83,184
Real estate sales	68	0	0	14,704	0	14,704
Asset management and servicing	4,386	40,526	0	47,032	(17)	47,015
Automobile related services	0	0	3,074	19,217	0	19,217
Facilities operation	0	0	0	10,542	141	10,683
Environment and energy services	180	0	0	30,068	(363)	29,705
Real estate management and brokerage	0	0	0	27,030	(249)	26,781
Real estate contract work	0	0	0	20,866	(25)	20,841
Other	902	15	130	23,486	64	23,550

Total revenues from contracts with customers	6,238	40,541	3,206	275,907	(227)	275,680

Geographical location
Japan	0	0	0	221,807	36	221,843
The Americas	6,238	16,200	0	22,438	0	22,438
Other	0	24,341	3,206	31,662	(263)	31,399

Total revenues from contracts with customers	6,238	40,541	3,206	275,907	(227)	275,680

Other revenues *	30,987	3,172	30,650	306,278	(1,002)	305,276

Segment revenues/Total revenues	¥37,225	¥43,713	¥33,856	¥582,185	¥(1,229)	¥580,956

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

– 14
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26.	Subsequent Events
The share repurchase based on the resolution at the Board of Directors meeting held on
November 2, 2020, and the
cancellation of own shares

based on the resolution at the Board of Directors meeting held on October 28, 2019 were completed. The details of share repurchase and cancellation of own shares subsequent to the balance sheet date are as follows.

(1) Status of Share Repurchase
• Class of shares repurchased	Common shares

• Total number of shares repurchased	3,130,100 shares

• Total purchase price of shares repurchased	¥5,280,520,400

• Repurchase period	January 1, 2021 - January 8, 2021

• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of January 8, 2021

• Class of shares repurchased	Common shares

• Total number of shares repurchased	28,230,500 shares

• Total purchase price of shares repurchased	¥44,199,883,050

• Repurchas e period	November 9, 2020 - January 8, 2021

• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(2) Cancellation of Own Shares
• Class of shares cancelled	Common shares

• Number of shares cancelled	28,230,500 shares

• Cancellation date	January 29, 2021

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